U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PARK CITY GROUP, INC.
(Exact name of Small Business Issuer as specified in charter)

Nevada	(7374)	37-1454128
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number)

3160 Pinebrook Road
Park City, Utah 84098
(435) 645-2000
(Address and telephone number of principal executive office)

Randall K. Fields
Chief Executive Officer
3160 Pinebrook Road
Park City, Utah 84098
(435) 645-2000
(Name, address and telephone number of agent for service)
with copies to:

A.O. Headman, Jr., Esq.
Cohne, Rappaport & Segal
257 East 200 South, Seventh Floor
(801) 532-2666
Salt Lake City, Utah 84111

Approximate date of commencement of As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value (3)	1,946,629	$2.95	$5,742,556	$180
Common Stock Underlying Warrants (4)	611,804	$2.95	$1,804,822	$56
Total	2,558,433		$7,547,378	$236

(1)	Includes shares of our common stock, par value $.01 per share which may be offered pursuant to this Registration Statement and shares issuable upon the exercise of warrants.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on July 31, 2007, which was $2.95 per share.

(3)
Includes 1,946,629 shares of common stock that underlie shares of Park City Group, Inc.’s Series A Convertible Preferred Stock acquired by selling stockholders in a private offering transaction which closed in June 2007.

(4)	Includes shares of common stock issuable upon outstanding warrants. The warrants are exercisable at prices ranging from $3.30 to $4.00 with expiration dates ranging from June 8, 2012 to June 22, 2012.

In accordance with Rule 416 of the Securities Act, this Registration also covers such indeterminate amount of additional shares of common stock as may be issuable upon the exercise of the warrants to prevent dilution as a result of stock splits, dividends and anti-dilution provisions of the warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

You should rely only on the information contained in this prospectus, including the financial statements and information incorporated by reference into this prospectus.  We have not authorized anyone to provide you with information different from that which is contained in this prospectus.  This prospectus may be used only where it is legal to sell these securities.  The information in this prospectus may only be accurate on the date of this prospectus or the date of the documents incorporated by reference in this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither the selling security holders nor we are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 31, 2007

PROSPECTUS

PARK CITY GROUP, INC.

2,558,433 SHARES OF COMMON STOCK

This prospectus relates to the sale by the selling stockholders of up to 2,558,433 shares of our common stock, $.01 par value. The shares being registered consist of the following: up to 1,946,629 shares of common stock that underlie Series A Convertible Preferred Stock owned by selling stockholders who purchased such shares in a private offering that was completed in June 2007, and up to 611,804 shares of common stock underlying warrants to purchase common stock owned by selling shareholders.  The warrants are exercisable at prices ranging from $3.30 to $4.00 with expiration dates ranging from May 31, 2011 to June 22, 2012.

The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. The selling stockholders may be deemed underwriters of the shares of common stock, which they are offering. We will pay the expenses of registering these shares.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is traded on the Over-The-Counter Bulletin Board under the symbol “PCYG”. The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on July 31, 2007, was $2.95.

INVESTING IN THESE SECURITIES INVOLVES SIGNIFICANT RISKS.
SEE “RISK FACTORS” BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2007

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making any investment decision, you should read the entire prospectus carefully, including the “risk factors” section, the financial statements, and the notes to the financial statements.

Overview

Park City Group, Inc. (“Park City Group”, “We”, ‘Us”, or the “Company”) develops and markets patented and other proprietary computer software and profit optimization consulting services for the retail industry.  Our products and services are designed to help our retail customers reduce their inventory and labor costs, the two largest controllable expenses in the retail industry.  The technology was the foundation of the success of Mrs. Fields Cookies, also co-founded by our CEO, Randall Fields.  Park City Group is headquartered in Park City, Utah and maintains a website at http://www.parkcitygroup.com.

Principal Products

Our primary products include the following:

Fresh Market Manager (“FMM”) is a suite of software applications primarily designed to manage perishable food department operations including bakery, deli, seafood, produce, dairy, frozen foods, meat, home meal replacement, and floral within supermarkets and convenience stores.

ActionManager™ is a suite of software applications that addresses the second most important cost element facing today’s retailers - labor.  ActionManager™  addresses labor issues by forecasting labor demand and scheduling the right staff resources with the appropriate skills at the right time.  Additionally, ActionManager™  automates workflow and replaces costly paper-based and manual processes with systems that substantially reduce time spent on administrative tasks, non-productive (non-selling) labor costs, and excess headcount in the retailer’s corporate office. ActionManager™  applications provide an automated method for managers to plan, schedule, and administer virtually every time-consuming task in the store.

Supply Chain Profit Link. (“SCPL”) Supply Chain Profit Link is a software application and consulting service that is designed to facilitate collaboration between suppliers and their retail customers.  Supply Chain Profit Link increases the visibility of out-of-stocks and shrink (waste) for both the supplier and retailer enabling better category management practices.

Customers

We have sold our products and/or provided services to a variety of customers in the U.S. and abroad.  Included in our customer base are The Home Depot, Anheuser-Busch Entertainment, Perdue, Monterey Mushrooms, Pacific Sunwear, Wawa and Tesco Lotus.

Common Stock

Common stock outstanding	8,949,820 shares

Common Stock underlying all outstanding Options and Warrants	1,634,517 shares

Shares registered for selling stockholders	2,558,433 shares

Common Stock Offered by Selling Stockholders

A total of 2,558,433 shares of our common stock are being registered pursuant to the registration statement on Form SB-2 of which this prospectus is a part.  A total of 1,946,629 of these share underlying convertible preferred stock that were issued to investors in a private offering that was completed in June 2007 (the “June 2007 Private Offering”).  A total of 611,804 of these shares are issuable upon the exercise of currently outstanding warrants (the “Warrants”), including 194,667 shares underlying warrants issued to Taglich Brothers, Inc., the placement agent in the June 2007 Private Offering.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock by the selling stockholders.  We will receive proceeds from the exercise of the Warrants to the extent the Warrants are exercised. Provided however, any cash proceeds from the exercise of warrants will be used by the Company for general corporate purposes.

Over-the Counter Bulletin Board Symbol

Our common stock is traded in the over the counter market and is quoted on the Over-the-Counter Bulletin Board (OTCBB).  Our trading symbol is PCYG.

June 2007 Private Offering

In June 2007, we completed the sale of 584,000 shares of our Series A Convertible Preferred Stock to 100 accredited investors (the “Investors”), all of whom are included in the selling stockholders group.  In connection with our sale of preferred stock, we entered into a Securities Purchase Agreement with each investor.  The Securities Purchase Agreement contained provision that requires us to register all of the shares underlying the Convertible Stock sold as well as the stock underlying warrants issued as part of the June 2007 Private Offering.  The warrants have a five year life and an exercise price of $4.00 per share.  The shares of preferred stock sold in the June 2007 private Offering were sold at a price of $10.00 per share.  We received a total of $5,840,000 of gross proceeds in the offering.

In connection with the June 2007 Private Offering, we hired Taglich Brothers, Inc. as our placement agent.  We paid Taglich Brothers, Inc. a cash placement fee of 8% of the total offering proceeds from investors introduced by Taglich and 4% for all other participants, or $467,200.  As additional compensation, we issued Taglich Brothers, Inc. a warrant to purchase 194,667 shares of our common stock (1 share for every 10 shares underlying the shares sold in the offering) at a price of $3.30 per share and registration rights provisions with each of the Investors. We have included all 1,946,629 shares of the underlying common stock issuable upon conversion of the preferred stock issued to these investors in this registration as well as all 611,804 shares issuable upon the exercise of the Investor and Taglich Brothers warrants.

Offices

Our principal place of business is 3160 Pinebrook Road, Park City, UT 84098, telephone 435-645-2000, fax 435-645-2010, or e-mail at randy@parkcitygroup.com.  Our website is www.parkcitygroup.com.  Park City Group and its officers, directors, and significant shareholders, file reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

RISK FACTORS

Investment in the Securities involves a high degree of risk.  Prospective investors should consider the discussion of risks and other information contained in this Memorandum and in the other reports filed by the Company with the SEC before purchasing any Securities.

Risks Related To the Company

The Company has incurred losses in the past and there can be no assurance that the Company will operate continually or consistently at a profit in the future.  Resulting losses could cause a reduction in operations and could have a detrimental effect on the long-term capital appreciation of the Company’s stock.

The Company’s marketing strategy emphasizes sales activities for the Fresh Market Manager, ActionManager(TM), and Supply Chain Profit Link applications to Supermarkets, Convenience Stores, Specialty Retail, Financial Services, and Food Manufacturers.  If this marketing strategy fails, revenues and operations will be negatively affected.  A reduction in revenues will result in increases in operational losses.

For the fiscal year ended June 30, 2006 and for the three and nine months ended March 31, 2007, the Company had net income of $1,393,596, and net losses of $912,173, and $2,193,394, respectively.    There can be no assurance that the Company will reliably or consistently operate profitably during future fiscal years.  If the Company does not operate profitably in the future the Company’s current cash resources will be used to fund the Company’s operating losses.  If this were to continue, in order to continue with the Company’s operations, the Company would need to raise additional capital.  Continued losses would have an adverse effect on the long term value of the Company’s common stock and an investment in the Company.  The Company cannot give any assurance that the Company will ever generate significant revenue or have sustainable profits.

The Company’s liquidity and capital requirements will be difficult to predict, which may adversely affect the Company’s cash position in the future.

In June of 2007, the Company completed the sale of shares of its Series A Convertible Preferred Stock from which it received gross offering proceeds of $5,840,000.   The Company anticipates that it will have adequate cash resources to fund its operations for at least the next 12 months.  Thereafter, its liquidity and capital requirements will depend upon numerous other factors, including the following:

•	The extent to which the Company’s products and services gain market acceptance;
•	The progress and scope of product evaluations;
•	The timing and costs of acquisitions and product and services introductions;
•	The extent of the Company’s ongoing research and development programs; and
•	The costs of developing marketing and distribution capabilities.

If in the future, the Company is required to seek additional financing in order to fund the Company’s operations and carry out the Company’s business plan, there can be no assurance that such financing will be available on acceptable terms, or at all, and there can be no assurance that any such arrangement, if required or otherwise sought, would be available on terms deemed to be commercially acceptable and in the Company’s best interests.

Operating results may fluctuate, which makes it difficult to predict future performance.

Management expects a portion of the Company’s revenue stream to come from license sales, maintenance and services charged to new customers, which will fluctuate in amounts because software sales to retailers are difficult to predict.  In addition, the Company may potentially experience significant fluctuations in future operating results caused by a variety of factors, many of which are outside of its control, including:

•	Demand for and market acceptance of new products;
•	Introduction or enhancement of products and services by the Company or its competitors;
•	Capacity utilization;
•	Technical difficulties, system downtime;
•	Fluctuations in data communications and telecommunications costs;
•	Maintenance subscriber retention;
•	The timing and magnitude of capital expenditures and requirements;
•	Costs relating to the expansion or upgrading of operations, facilities, and infrastructure;
•	Changes in pricing policies and those of competitors;
•	Composition and duration of product mix including license sales, consulting fees, and the timing of software rollouts.
•	Changes in regulatory laws and policies; and
•	General economic conditions, particularly those related to the information technology industry.

Because of the foregoing factors, future operating results may fluctuate.  As a result of such fluctuations, it will be difficult to predict operating results.  Period-to-period comparisons of operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance.  In addition, a relatively large portion of the Company’s expenses will be fixed in the short-term, particularly with respect to facilities and personnel.  Therefore, future operating results will be particularly sensitive to fluctuations in revenues because of these and other short-term fixed costs.

The Company will need to effectively manage the Company’s growth in order to achieve and sustain profitability.  The Company’s failure to manage growth effectively could reduce the Company’s sales growth and result in continued net losses.

To achieve continual and consistent profitable operations on a fiscal year on-going basis, the Company must have significant growth in the Company’s revenues from the sale of the Company’s products and services.  If the Company is able to achieve significant growth in future sales and to expand the scope of the Company’s operations, the Company’s management, financial, and other capabilities and existing procedures and controls could be strained.  The Company cannot be certain that its existing or any additional capabilities, procedures, systems, or controls will be adequate to support the Company’s operations.  The Company may not be able to design, implement, or improve its capabilities, procedures, systems, or controls in a timely and cost-effective manner.  Failure to implement, improve and expand the Company’s capabilities, procedures, systems, or controls in an efficient and timely manner could reduce the Company’s sales growth and result in a reduction of profitability or increase of net losses.

The Company’s officers and directors have significant control over it, which may lead to conflicts with other stockholders over corporate governance.

The Company’s officers and directors, other than the Chief Executive Officer, control approximately 8.05% of the Company’s common stock.  The Company’s Chief Executive Officer, Randall K. Fields, individually, controls 48.41% of the Company’s common stock.

Consequently, Mr. Fields, individually, and the Company’s officers and directors, as stockholders acting together, will be able to significantly influence all matters requiring approval by the Company’s stockholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions.

The Company’s corporate charter contains authorized, unissued “blank check” preferred stock that can be issued without stockholder approval with the effect of diluting then current stockholder interests.

The Company’s certificate of incorporation currently authorizes the issuance of up to 30,000,000 shares of “blank check” preferred stock with designations, rights, and preferences as may be determined from time to time by the Company’s board of directors.  In June 2007, we completed the sale of 584,000 shares of our Series A Convertible Preferred Stock.  The Company’s board of directors is empowered, without stockholder approval, to issue one or more additional series of preferred stock with dividend, liquidation, conversion, voting, or other rights that could dilute the interest of, or impair the voting power of, the Company’s common and other preferred stockholders.  The issuance of an additional series of preferred stock could be used as a method of discouraging, delaying, or preventing a change in control.

Because the Company has never paid dividends on its Common Stock, you should exercise caution before making an investment in the Company.

The Company has never paid dividends on its common stock and does not anticipate the declaration of any dividends pertaining to its common stock in the foreseeable future.  The Company intends to retain earnings, if any, to finance the development and expansion of the Company’s business.  The Company’s Board of Directors will determine future dividend policy at their sole discretion and future dividends will be contingent upon future earnings, if any, obligations of the stock issued, the Company’s financial condition, capital requirements, general business conditions and other factors.  Future dividends may also be affected by covenants contained in loan or other financing documents, which may be executed by the Company in the future.  Therefore, there can be no assurance that dividends will ever be paid on its common stock.

The Company’s business is dependent upon the continued services of the Company’s founder and Chief Executive Officer, Randall K. Fields; should the Company lose the services of Mr. Fields, the Company’s operations will be negatively impacted.

The Company’s business is dependent upon the expertise of the Company’s founder and Chief Executive Officer, Randall K. Fields.  Mr. Fields is essential to the Company’s operations.  Accordingly, an investor must rely on Mr. Fields’ management decisions that will continue to control the Company’s business affairs after the offering.  The Company currently maintains key man insurance on Mr. Fields’ life in the amount of $10,000,000; however, that coverage would be inadequate to compensate for the loss of his services.  The loss of the services of Mr. Fields would have a materially adverse effect upon the Company’s business.

If the Company is unable to attract and retain qualified personnel, the Company may be unable to develop, retain or expand the staff necessary to support the Company’s operational business needs.

The Company’s current and future success depends on the Company’s ability to identify, attract, hire, train, retain and motivate various employees, including skilled software development, technical, managerial, sales, marketing and customer service personnel.  Competition for such employees is intense and the Company may be unable to attract or retain such professionals.  If the Company fails to attract and retain these professionals, the Company’s revenues and expansion plans may be negatively impacted.

The Company’s officers and directors have limited liability and indemnification rights under the Company’s organizational documents, which may impact the Company’s results.

The Company’s officers and directors are required to exercise good faith and high integrity in the management of the Company’s affairs.  The Company’s certificate of incorporation and bylaws, however, provide, that the officers and directors shall have no liability to the stockholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction.  As a result, an investor may have a more limited right to action than he would have had if such a provision were not present.  The Company’s certificate of incorporation and bylaws also require it to indemnify the Company’s officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate the Company’s business or conduct the Company’s internal affairs, provided that the officers and directors reasonably believe such actions to be in, or not opposed to, the Company’s best interests, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations.

Business Operations Risks

If the Company’s marketing strategy fails, the Company’s revenues and operations will be negatively affected.

The Company plans to concentrate the Company’s future sales efforts towards marketing the Company’s applications and services. These applications and services are designed to be highly flexible so that they can work in multiple retail and supplier environments such as grocery stores, convenience stores, quick service restaurants, and route-based delivery environments.  There is no assurance that the public will accept the Company’s applications and services in proportion to the Company’s increased marketing of this product line.  The Company may face significant competition that may negatively affect demand for the Company’s applications and services, including the public’s preference for the Company’s competitors’ new product releases or updates over the Company’s releases or updates.  If the Company’s applications and services marketing strategy fails, the Company will need to refocus the Company’s marketing strategy to the Company’s other product offerings, which could lead to increased marketing costs, delayed revenue streams, and otherwise negatively affect the Company’s operations.

Because the Company is changing the emphasis of the Company’s sales activities from an annual license fee structure to a monthly fee structure, the Company’s revenues may be negatively affected.

Historically, the Company offered applications and related maintenance contracts to new customers for a one-time, non-recurring up front license fee and provided an option for annually renewing their maintenance agreements.  Because the Company’s one-time licensing fee approach was subject to inconsistent and unpredictable revenues, the Company now offers prospective customers an option for monthly subscription based licensing of these products.  The Company’s customers may now choose to acquire a license to use the software on an Application Solution Provider basis (also referred to as ASP) resulting in monthly charges for use of the Company’s software products and maintenance fees.  The Company’s conversion from a strategy of one-time, non-recurring licensing based model to a monthly-based recurring fees based approach is subject to the following risks:

•	The Company’s customers may prefer one-time fees rather than monthly fees;

•
Because public awareness pertaining to the Company’s Application Solution Provider services will be delayed until the Company begins its marketing campaign to promote those services, the Company’s revenues may decrease over the short term; and

•
There may be a threshold level (number of locations) at which the monthly based fee structure may not be economical to the customer, and a request to convert from monthly fees to annual fee could occur.

The Company faces competition from competing and emerging technologies that may affect the Company’s profitability.

The markets for the Company’s type of software products and that of the Company’s competitors are characterized by:

•	Development of new software, software solutions, or enhancements that are subject to constant change;
•	Rapidly evolving technological change; and
•	Unanticipated changes in customer needs.
•	Because these markets are subject to such rapid change, the life cycle of the Company’s products is difficult to predict; accordingly, the Company is subject to the following risks:

•	Whether or how the Company will respond to technological changes in a timely or cost-effective manner;
•
Whether the products or technologies developed by the Company’s competitors will render the Company’s products and services obsolete or shorten the life cycle of the Company’s products and services; and

•	Whether the Company’s products and services will achieve market acceptance.

If the Company is unable to adapt to constantly changing markets and to continue to develop new products and technologies to meet the Company’s customers’ needs, the Company’s revenues and profitability will be negatively affected.

The Company’s future revenues are dependent upon the successful and timely development and licensing of new and enhanced versions of the Company’s products and potential product offerings suitable to the Company’s customer’s needs.  If the Company fails to successfully upgrade existing products and develop new products, and those new products do not achieve market acceptance, the Company’s revenues will be negatively impacted.

The Company faces risks with attracting new first-time license clients from a limited global prospect pool.

The Company’s software licensing is currently reliant upon a limited number of national and international prospect companies who require the Company’s unique product and services as a result of consolidation in the global number of retailers specifically in the grocery and retail industries.  As a consequence, future revenue may be significantly impacted if the Company is unable to attract new license customers from this limited prospect pool.

The Company expects that as a result of further industry consolidation and the limited customer pool from which the Company can attract new software license prospects, a small number of the Company’s new customers may continue to account for a substantial portion of current, non-recurring license revenues in future reporting periods.  In fiscal 2006, the Company’s top 5 new license customers accounted for 92% of total non-recurring license revenue and 70% of total annual revenue.  The remaining 30% of total annual revenue in fiscal 2006 included on-going recurring revenue attributable to product upgrades, consulting revenues, maintenance and support revenue.

Historically, a substantial portion of the Company’s annual revenue has been derived from a one-time, non-recurring licensing fee for utilization of the Company’s patented software

Historically, a large portion of the Company’s customers rely on the Company’s patented software for utilization during the normal course and scope of their business operations.  New customers are charged a license fee based on a “blanket” license agreement fee for a particular software product or an initial license fee that is based on a store by store opening basis.  Although results vary from period to period, in fiscal 2006, non-recurring initial license fee revenue equaled $3,000,000 or 42% of total revenue.  Historically, over 94% of new, first-time license customers will not purchase products, license agreements, or services at the same financial level in future periods as they do in the first year of installation.  While the company is not substantially dependent on any one particular customer for providing a continued revenue stream, the Company is dependent on attracting new first-time license clients in order to meet the Company’s operating and capital cash flow needs since the initial fee represents, in most cases, a substantial portion of revenue.  If the Company cannot attract new first-time license customers, the Company’s remaining recurring revenue streams may not provide sufficient financial resources to support capital and operating needs.

The ability to attract new software license customers will depend on a variety of factors, including the relative success of marketing strategies and the performance, quality, features, and price of current and future products.  Accordingly, if the Company cannot attract new customer licensing accounts or existing customer needs for the Company’s product and services decrease, revenues and operating results will be negatively impacted.

The Company faces risks associated with the loss of maintenance and other revenue

The Company has experienced the loss of long term maintenance customers as a result of the reliability of its product. Some customers may not see the value in continuing to pay for maintenance that they do not need or use, and in some cases, customers have decided to replace the Company’s applications or maintain the system on their own.  The Company continues to focus on these maintenance clients by providing new functionality and applications to meet their business needs.  The Company also may lose some maintenance revenue due to consolidation of industries or customer operational difficulties that lead to their reduction of size.  In addition, future revenues will be negatively impacted if the Company fails to add new maintenance customers that will make additional purchases of the Company’s products and services.

The Company faces risks associated with its new Supply Chain Profit Link product.

Because this is a new product offering there are risks associated with it, such as:

▪
It may be difficult for the Company to predict the amount of service and technological resources that will be needed by new SCPL customers, and if the Company underestimates the necessary resources, the quality of its service will be negatively impacted thereby undermining the value of the product to the customer.

▪	The Company lacks the experience with this new product and its market acceptance to accurately predict if it will be a profitable product.

▪
Technological issues between the Company and the customer may be experiences in capturing data, and these technological issues may result in unforeseen conflicts or technological setbacks when implementing the software. This may result in material delays and even result in a termination of the engagement with the customer.

▪	The customer’s experience with SCPL, if negative, may prevent the Company from having an opportunity to sell additional products and services to that customer.

▪
If the customer does not use the product as the Company recommends and implement any needed corrective action(s), it is unlikely that the customer will experience the business benefits from the software and may therefore be hesitant to continue the engagement as well as acquire any additional software products from the Company.

▪	Delays in proceeding with the implementation of the SCPL product by a new customer will negatively affect the Company’s cash flow and its ability to predict cash flow.

The Company faces risks associated with proprietary protection of the Company’s software.

The Company’s success depends on the Company’s ability to develop and protect existing and new proprietary technology and intellectual property rights.  The Company seeks to protect the Company’s software, documentation and other written materials primarily through a combination of patents, trademarks, and copyright laws, trade secret laws, confidentiality procedures and contractual provisions.  While the Company has attempted to safeguard and maintain the Company’s proprietary rights, there are no assurances that the Company will be successful in doing so.  The Company’s competitors may independently develop or patent technologies that are substantially equivalent or superior to the Company’s.

Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s products or obtain and use information that the Company regards as proprietary.  In some types of situations, the Company may rely in part on “shrink wrap” or “point and click” licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions.  Policing unauthorized use of the Company’s products is difficult.  While the Company is unable to determine the extent to which piracy of the Company’s software exists, software piracy can be expected to be a persistent problem, particularly in foreign countries where the laws may not protect proprietary rights as fully as the United States.  The Company can offer no assurance that the Company’s means of protecting its proprietary rights will be adequate or that the Company’s competitors will not reverse engineer or independently develop similar technology.

The Company incorporates a number of third party software providers’ licensed technologies into the Company’s products, the loss of which could prevent sales of the Company’s products or increase the Company’s costs due to more costly substitute products.

The Company licenses technologies from third party software providers, and such technologies are incorporated into the Company’s products.  The Company anticipates that it will continue to license technologies from third parties in the future.  The loss of these technologies or other third-party technologies could prevent sales of the Company’s products and increase the Company’s costs until substitute technologies, if available, are developed or identified, licensed and successfully integrated into the Company’s products.  Even if substitute technologies are available, there can be no guarantee that the Company will be able to license these technologies on commercially reasonable terms, if at all.

The Company may discover software errors in the Company’s products that may result in a loss of revenues or injury to the Company’s reputation in the software industry.

Non-conformities or bugs (“errors”) may be found from time to time in the Company’s existing, new or enhanced products after commencement of commercial shipments, resulting in loss of revenues or injury to the Company’s reputation.  In the past, the Company has discovered errors in the Company’s products and as a result, has experienced delays in the shipment of products.  Errors in the Company’s products may be caused by defects in third-party software incorporated into the Company’s products.  If so, the Company may not be able to fix these defects without the cooperation of these software providers.  Since these defects may not be as significant to the software provider as they are to us, the Company may not receive the rapid cooperation that may be required.  The Company may not have the contractual right to access the source code of third-party software, and even if the Company does have access to the code, the Company may not be able to fix the defect.  Since the Company’s customers use the Company’s products for critical business applications, any errors, defects or other performance problems could result in damage to the Company’s customers’ business.  These customers could seek significant compensation from us for their losses.  Even if unsuccessful, a product liability claim brought against us would likely be time consuming and costly.

Some competitors are larger and have greater financial and operational resources that may give them an advantage in the market.

Many of the Company’s competitors are larger and have greater financial and operational resources.  This may allow them to offer better pricing terms to customers in the industry, which could result in a loss of potential or current customers or could force us to lower prices.  Any of these actions could have a significant effect on revenues.  In addition, the competitors may have the ability to devote more financial and operational resources to the development of new technologies that provide improved operating functionality and features to their product and service offerings.  If successful, their development efforts could render the Company’s product and service offerings less desirable to customers, again resulting in the loss of customers or a reduction in the price the Company can demand for the Company’s offerings.

Risks Relating To The Company’s Common Stock

If the Company fails to remain current on its reporting requirements, the Company could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell the Company’s securities and the ability of stockholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, like us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and must be current in reports required under Section 13 to maintain price quotation privileges on the OTC Bulletin Board.  If the Company fails to remain current on its reporting requirements, the Company could be removed from the OTC Bulletin Board.  As a result, the market liquidity for the Company’s securities could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company’s securities and the ability of stockholders to sell their securities in the secondary market.

The Company’s common stock is subject to the “penny stock” rules of the SEC and the trading market in the Company’s securities is limited, which makes transactions in the Company’s stock cumbersome and may reduce the value of an investment in the Company.

The Securities and Exchange Commission has adopted Rule 15g-9 under the Exchange Act, which establishes the definition of a “penny stock,” for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of valuating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules.  This may make it more difficult for investors to dispose of the Company’s common stock and cause a decline in the market value of the Company’s stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions.  Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The limited public market for the Company’s securities may adversely affect an investor’s ability to liquidate an investment in the Company.

Although the Company’s common stock is currently quoted on the OTC Bulletin Board (OTCBB), there is limited trading activity.  The Company can give no assurance that an active market will develop, or if developed, that it will be sustained.  If you acquire shares of the Company’s common stock, you may not be able to liquidate the Company’s shares should you need or desire to do so.

Future issuances of the Company’s shares may lead to future dilution in the value of the Company’s common stock, will lead to a reduction in shareholder voting power, and may prevent a change in Company control.

The shares may be substantially diluted due to the following:

•	Issuance of common stock in connection with funding agreements with third parties and future issuances of common and preferred stock by the Board of Directors; and

•
The Board of Directors has the power to issue additional shares of common stock and preferred stock and the right to determine the voting, dividend, conversion, liquidation, preferences and other conditions of the shares without shareholder approval.

Stock issuances may result in reduction of the book value or market price of outstanding shares of common stock.  If the Company issues any additional shares of common or preferred stock, proportionate ownership of common stock and voting power will be reduced.  Further, any new issuance of common or preferred shares may prevent a change in control or management.

Compliance with the rules established by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 will be complex. Failure to comply in a timely manner could adversely affect investor confidence and our stock price.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to perform an annual assessment of our internal controls over financial reporting, certify the effectiveness of those controls and secure an attestation of our assessment by our independent registered public accountants. The standards that must be met for management to assess the internal controls over financial reporting as now in effect are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We have limited experience with these standards, and may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. Due to our limited personnel resources and lack of experience, we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of the assessment by our independent registered public accountants. If we cannot perform the assessment or certify that our internal controls over financial reporting are effective, or our independent registered public accountants are unable to provide an unqualified attestation on such assessment, investor confidence and share value may be negatively impacted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This private placement memorandum contains forward-looking statements.  The Company has based these forward-looking statements on the Company’s current expectations and projections about future events.  In some cases, you can identify forward-looking statements by words such as “may,”“should,”“expect,”“plan,”“could,”“anticipate,”“intend,”“believe,”“estimate,”“predict,”“potential,”“goal,”“continue,” or similar terminology.

In addition, these forward-looking statements include, but are not limited to, statements regarding:

•	implementing the Company’s business strategy;
•	marketing and commercializing the Company’s products;
•	pricing for the Company’s products;
•	plans for future products and services and for enhancements of existing products and services;
•	the Company’s intellectual property;
•	the Company’s estimates of future revenue and profitability;
•	the Company’s estimates or expectations of continued losses;
•	the Company’s expectations regarding future expenses, including research and development, sales and marketing, and general and administrative expenses;
•	the Company’s analysis of the market, market opportunities, and customer demand;
•	difficulty or inability to raise additional financing, if needed, on terms acceptable to us;
•	the Company’s estimates regarding the Company’s capital requirements and the Company’s needs for additional financing;
•	attracting and retaining customers and employees;
•	rapid technological changes in the Company’s industry and relevant markets;
•	sources of revenue and anticipated revenue;
•	plans for future acquisitions; and
•	competition in the Company’s market.

These statements are only predictions.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.  The Company is not required to, and does not intend to, update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.  In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.  Actual results, levels of activity, performance, achievements, and events may vary significantly from those implied by the forward-looking statements.  A description of risks that could cause the Company’s results to vary appears under the heading “Risk Factors” in the registration statement incorporated by reference into this private placement memorandum.

In this Prospectus, the Company refers to information regarding the Company’s potential markets and other industry data.  The Company believes that it has obtained this information from reliable sources that customarily are relied upon by companies in the Company’s industry, but the Company has not independently verified any of this information.

Unless the Company is required to do so under either U.S. federal securities or other applicable laws, the Company does not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholder upon exercise of the warrants. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

DILUTION

We are not selling any common stock in this offering.  As such, there is no dilution resulting from the Common Stock to be sold in this offering.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC “Bulletin Board” under the symbol “PCYG.”  During the last two years, there has been only limited trading in our common stock.   The prices reported below reflect inter-dealer prices and are without adjustments for retail markups, markdowns, or commissions, and may not necessarily represent actual transactions.

	High Bid	Low Bid
Calendar Year Ended December 31, 2005

First Quarter	$4.00	$2.00
Second Quarter	3.00	1.00
Third Quarter	3.00	1.50
Fourth Quarter	5.50	2.00

Calendar Year Ended December 31, 2006

First Quarter	$4.00	$2.00
Second Quarter	5.50	2.00
Third Quarter	5.00	2.10
Fourth Quarter	3.50	2.30

Calendar Year Ended December 31, 2007

First Quarter	$3.25	$1.75
Second Quarter	3.39	2.15

All share information reflects a 1-for-50 reverse stock split that was made effective August 11, 2006.

Holders of Common Equity

Our Common Stock is issued in registered form and the following information is taken from the records of our transfer agent, Continental Stock Transfer & Trust Co. located in New York, NY.  As of July 31, 2007, we had 661 shareholders of record and 8,949,820 shares of common stock outstanding. This number of shareholders of record does not include an unknown number of persons who hold shares through brokers and dealers in street name and who are not listed on our shareholder records.

Dividends

We have not declared any dividends on any class of our equity securities since incorporation.  The Series A Convertible Preferred Stock issued in the June 2007 offering has the right to a 5% cumulative dividend. Prior to June 1, 2010, preferred dividends can be paid in cash or Series A Preferred Stock at the option of the Company.  After June 1, 2010, the holders of the Series A Preferred Stock may elect to have future dividend paid in cash in the event that during any sixty (60) trading day period commencing on or after June 1, 2010, the average closing price shall be less than or equal to the Series A Preferred stock conversion price.  Our present policy is to retain future earnings (if any) for use in our operations and the expansion of our business.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our Financial Statements and Notes thereto, and the other financial information included elsewhere in this prospectus. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain descriptions of our expectations regarding future trends affecting our business. The following discussion sets forth certain factors that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

Overview

Park City Group develops and markets computer software and profit optimization consulting services that help its retail customers to reduce their inventory and labor costs, the two largest controllable expenses in the retail industry, while increasing the customer’s sales and gross margin.  Our products, Fresh Market Manager, ActionManager™ and Supply Chain Profit Link are designed to address the needs of retailers in store operations management, category management and both durable goods and perishable product management.  Because the product concepts originated in the environment of actual multi-unit retail chain ownership, the products are strongly oriented to an operation’s bottom line results.  The products use a contemporary technology platform that is capable of supporting existing offerings and can also be expanded to support related products.

Recent developments that occurred in third quarter include the following:

•	The Company expanded its Supply Chain Profit Link engagements to 28 categories with 10 retailers.
•	The Company currently has 7 software implementations in progress.
•	The Company has several Supply Chain Profit Link contracts that are pending based on our continued sales efforts with 6 international retailers.

Liquidity and Capital Resources

At March 31, 2007 Compared to March 31, 2006

Net cash used in operations for the nine months ended March 31, 2007, was $2,287,902 compared to $804,707 provided by operating activities for the same period in 2006.  This $3,092,609 comparative decrease is attributable to a non-recurring one-time software license sale to one customer during the quarter ended September 30, 2005. Details of this software license sales transaction are listed in an 8K filed on August 11, 2005. Net cash used in investing activities was $477,496 and $20,445 during the nine months ended March 31, 2007 and 2006, respectively.  The increase in cash used in investing was due to procurement of computers and other office equipment related to the relocation of the Company’s corporate office and the capitalization of new product development costs in fiscal 2007. The Company anticipates further utilization of its investing cash into product development until such time as it releases its new products and significant enhancements in the fourth quarter of 2007.

Cash on hand was $783,596 at March 31, 2007, a decrease of $2,733,464 over the $3,517,060 on hand at June 30, 2006.  This decrease is the result of the Company’s refinancing note payables and paying off a revolving line of credit from its net proceeds of issuing 3,636,364 shares of restricted common stock, as described under Item 1.01 of Form 8K date June 14, 2006. The total net proceeds to the Company from this sale were approximately $4,570,000. The Company anticipates a comparative reduction in interest costs by approximately $800,000 in 2007 as a result of this reduction in debt. The Company also incurred approximately $300,000 in professional fees associated with filing of its registration statement, fees and guarantees costs associated with the refinancing of its debt, as well as utilizing cash to fund operations and capital expansion.

Net cash provided by financing activities decreased from $3,169,053 for the year ended June 30, 2006 to net cash provided by financing activities of $31,934 for the nine months ended March 31, 2007.  This decrease is attributable to the retirement of debt, the Company utilized proceeds from its line of credit to fund timing differences associated with funding capital needs related to the move of its corporate facility in the period ending March 31, 2007.

Current assets at March 31, 2007 totaled $1,680,500, a 58% decrease from current assets on hand of $4,031,578 at the year ending June 30, 2006.   The decrease is due to uses of cash by the Company in order to fund operations, fund technology upgrades, relocate its corporate offices, and deploy its subscription based Supply Chain Profit Link product.  Current liabilities as of March 31, 2007 and June 30, 2006 were $1,282,183 and $1,497,282 respectively. This 14% decrease in current liabilities is primarily the result of 1) the $489,624 reduction of the derivative liability upon the registration of the associated shares, which was offset by 2) the utilization of proceeds from the Company’s line of credit to fund transitional shortfalls resulting from capital lease approvals.

At March 31, 2007, the Company had a working capital surplus of $398,317, as compared to a working capital surplus of $2,534,296 for the year ended June 30, 2006.  This 84% decrease in working capital is due to the evolution of the Company from a licensed based approach towards a subscription based business model and an increased use of cash in operating and investing activities as previously discussed.  Management believes that while the decrease in focus on large license sales may impact its working capital in the short term, the Supply Chain Profit Link subscription service will provide a more consistent and reliable revenue and cash flow stream in the near future.

The Company achieved profitability for the first time in the fiscal year ended June 30, 2006. However, the Company incurred net losses for the three and nine months ended, March 31, 2007, and has yet to consistently provide sufficient cash flow from operations in order meet its ongoing capital and operational cash flow requirements. The Company historically has been successful in obtaining working capital and will continue to seek to raise additional capital from time to time as needed and until consistent period to period profitably can be maintained, although no assurance can be given that the Company will be able to obtain such capital, or obtain such capital on reasonable terms. The Company has a bank credit facility equal to 75% of our outstanding accounts receivable up to 120 days with a maximum of $200,000.  As of March 31, 2007, we had $100,000 of outstanding borrowings under this credit facility.

Management believes that an evolution of its current business model from a license based approach to a recurring subscription based model will reduce the length of its sales cycle and mitigate its reliance on large one-time non-recurring license sales. However, there can be no assurance that we will be successful in our efforts to deliver profitable operations on a period to period basis. If we are unable to operate profitably on ongoing basis, we may be required to reduce operations and/ or reduce or discontinue further research and development.

June 30, 2006, Compared to June 30, 2005

Net cash provided by operating activities for the year ended June 30, 2006, was $725,134 compared to cash used in operating activities of $794,318 for the year ended June 30, 2005. The increase is attributable to the non-recurring $3 million license fee received in 2006 and a 37% increase in consulting revenue for new and existing clients. Furthermore, in refinancing its debt, the company also utilized operating cash flow to reduce its accrued interest liability by $848,258. The company believes that as a result of refinancing and debt conversion, it will reduce interest expense by approximately $800,000 annualized in 2007. Interest expense was $884,404 and $1,178,454 for 2006 and 2005, respectively, a 25% decrease.  This $294,050 decrease is attributable to 1) the retirement of a note payable with proceeds from operations and 2) the conversion of the note payable with Riverview Financial into common stock. Management believes this will allow the Company to direct non-interest cost resources toward the development and implementation of its new products and enhancements expected for release in 2007.

Cash on hand was $3,517,060 at June 30, 2006, an increase of $3,307,390 over the $209,670 on hand as of June 30, 2005.  As stated herein, the annual increase is attributable to the issuance of stock for cash, restructuring of the company’s equity and debt structure, and a substantial one-time non-recurring license fee in 2006. In fiscal 2006, the company utilized $2,373,268 in order to retire notes payable and capital lease obligations.  Net cash provided by financing activities totaled $3,169,053 in 2006 compared to $723,116 for the year ended June 30, 2005. In 2006, the company made payments to reduce its outstanding line of credit in the amount of $716,743 as opposed to utilizing its credit facility to fund $619,743 towards operations in the same period 2005.

Current assets at June 30, 2006 totaled $4,031,578, an increase of $3,428,509 over June 30, 2005. The Company had $3,517,060 in cash and cash equivalents at June 30, 2006 compared with $209,670 at June 30, 2005, an increase of $3,307,390.  Through debt refinancing and stock issuance the company believes that its increased cash position will allow it to continue to focus on developing strategic sales channels and aligning itself with partners who provide high margin, low operating costs, and developing symbiotic relationships that enhance the core focus of Park City Group. Management believes the increase in its reduced-leverage cash position will continue to allow the company to target its software products toward Grocery Chains, Convenience-Store Chains, and Specialty Retailers through Alliance Partners, Financial Services, Call Center operations, and Perishable and Non Perishable Product Manufacturers.

Working capital at June 30, 2006 was $2,534,296, compared to a working capital deficit of $4,994,269 at June 30, 2005.  The increase in the working capital is principally attributable to sale of equity in the fourth quarter of 2006, the retirement of a current note payable in Q1, as well as the pay- off of the Company’s lines of credit in the second half of the year. Management believes the increase in working capital will allow the Company to target its resources toward additional license sales and reduce monthly cash operating costs as a result of decreased reliance on debt financing.

In prior years, the Company has financed its operations through operating revenues, loans from directors, officers and stockholders, loans from the CEO and majority shareholder, and private placements of equity securities.  The Company, through 1) a private placement of equity and 2) converting loans between the Company and its directors and CEO into stock, has reduced liabilities from $8,772,879 to $3,344,826, 2005 to 2006, respectively.

Results of Operations

Three Month Period Ended March 31, 2007 Compared to the Three Month Period Ended March 31, 2006

Total revenues were $498,149 and $1,369,688 for the quarters ended March 31, 2007 and 2006, respectively, an 64% decrease.  Software license revenues were $46,578 for the quarter ended March 31, 2007 as compared to $573,900 for the quarter ended March 31, 2006, a 92% decrease. This decrease is attributable to the Company’s continued evolution of its current business model to incorporate a subscription based recurring revenue stream through its targeted Supply Chain Profit Link strategy (“SCPL”).

Maintenance and support revenues were $321,200 and $535,311 for the quarters ended March 31, 2007 and 2006, respectively, a decrease of 40%.  The $214,111 decrease is due to the reduction of renewals in annual maintenance contracts as the software’s proven reliability has resulted in customers requiring less monthly support.  In addition, the one-time, non-recurring license client whose annual maintenance contract and support services expired and did not renew, accounts for a reduction of approximately $540,000 in maintenance and support services for 2007 on an annualized basis.

Application Service Provider (ASP) revenues were $26,251 and $48,525, respectively for the quarters ending March 31, 2007 and 2006; a decrease of 46%.  This $22,274 decrease was the result of the loss of two customers. This decrease was partially offset by the evolution toward its SCPL tool. The Company continues to focus its resources to increase the number of retailers, suppliers and manufacturers using the Supply Chain Profit Link tool in both perishable and non-perishable categories.  The Company believes that this recurring subscription based revenue stream will begin to favorably impact and enhance its ongoing revenue stream in 2008 and beyond although there can be no assurances we will be successful. Furthermore, the subscription based approach is designed to reduce the Company’s overall reliance on one-time non-recurring license fees.  In the short term, we are transitioning current clients and new customers toward the recurring revenue model; therefore, timing differences may impact short term results when comparing period over period results.

Consulting and other revenue was $104,120 and $211,952 for the quarters ended March 31, 2007 and 2006, respectively, a 51% decrease.  This $107,832 decrease is due to the corresponding services revenue on the large one-time license client and the completion of the project that was begun in the quarter ended September 30, 2005. In addition, consulting revenues are anticipated to be reduced in the short term as those resources are utilized to deploy our SCPL product. Under the SCPL model, the Company believes that consulting revenue will increase as a result of its business metrics and analytics consulting services along with the Supply Chain Profit tool although there can be no assurances we will be successful.

Cost of revenues, as a percent of total revenues was 81% and 29% for the quarters ended March 31, 2007 and 2006, respectively.  The increase in cost of revenues is a result of lower total revenue, lower license revenue, and the direct fixed costs associated with the sale of any of the Company’s products and services.  Lower license revenue for the quarter ending March 31, 2007 resulted in a disproportionately higher level of total cost of revenues. While license sales reflect historically the largest portion of revenue it reflects a disproportionately lower amount of cost of revenues.

Research and development expenses were $137,778 and $225,180 for the quarters ended March 31, 2007 and 2006 respectively, a 39% decrease.  This $87,402 decrease is due to the amount of costs that qualified under FAS 86 to be capitalized as new projects and significant enhancement. The Company currently has 1 new product and 2 significant enhancements that it anticipates will be released in the 4th Quarter of 2007. In addition, the Company continues to utilize offshore resources in India to reduce overall development costs.

Sales and marketing expenses were $376,924 and $395,055 for the quarters ended March 31, 2007 and 2006, respectively.  The Company continues to deploy a salaried sales force under the new SCPL model which allows it to maintain a relatively fixed level of costs to generate sales.  In order to transition to the new SCPL model, the Company has begun hiring additional sales and marketing personnel in order to institute the new initiative and the costs associated with these additions will be reflected in the coming year.  We believe that this additional sales effort will materialize in late 2007 as the Company fully deploys its Supply Chain Profit Link software tool.

General and administrative expenses were $507,312 and $418,777 for the quarters ended March 31, 2007 and 2006, respectively a 21% increase.   This $88,535 increase is due to additional Investor Relations consulting work, addition of administrative personnel, relocation of corporate offices, and additional legal fees associated with a pending patent lawsuit.  The Company has identified several of its patents that it believes have been violated.  Management intends to take action to defend both current and future patents on its software development.

Interest expense was $48,271 and $319,491 for the quarters ended March 31, 2007 and 2006, respectively.  This $271,220 decrease is the result of the Company’s refinancing note payables and paying off a revolving line of credit from its net proceeds of issuing 3,636,364 shares of restricted common stock, as described under Item 1.01 of Form 8K date June 14, 2006. The total net proceeds to the Company from this sale were approximately $4,570,000. The Company anticipates a comparative reduction in interest costs in 2007 as a result of this reduction in debt.

Nine Month Period Ended March 31, 2007 Compared to the Nine Month Period Ended March 31, 2006

Total revenues were $1,644,731 and $6,182,209 for the nine months ended March 31, 2007 and 2006, respectively, a 73% decrease.  Software license revenues were $71,878 for the nine months ended March 31, 2007 as compared to $3,434,927 for the nine months ended March 31, 2006, a 98% decrease. This 98% decrease is attributable to a $3,000,000 software license sale in the quarter ended September 30, 2005 that did not occur in the same period in 2006. The Company historically realizes the bulk of its annual revenue via non-recurring blanket license fees. For the nine month period ended March 31, 2006, one-time license fees equated to 49% of total revenue or $3 million. This is characteristic of the Company’s history of lump software license sales due to the average size of our license sale, the sales cycle of our products, and timing differences. The SCPL strategy implementation is anticipated in the long term to reduce the Company’s overall reliance on large one-time, non-recurring license fees and evolve its business model toward a more recurring source of revenue.

Maintenance and support revenues were $1,166,516 and $1,750,068 for the nine months ended March 31, 2007 and 2006, respectively, a decrease of 33%.  The $583,552 decrease is due to the following: 1) as a result of bankruptcy one of our customers has reduced the number of stores they operate over the last year; 2) $172,000 of the decrease was the result of Action Manager maintenance customers who did not require further support services at the store level; and 3) additionally, the large one-time, non-recurring license client did not require extending its annual maintenance and support services contract in the amount of, approximately $540,000.

Application Service Provider (ASP) revenues were $70,834 and $147,675, respectively for the nine months ending March 31, 2007 and 2006; a decrease of 52%.  This $76,841 decrease was the result of the loss of two customers, and partially offset by increases as a result of an evolution towards the SCPL program the Company has instituted to increase the number of Suppliers, Retailers and Manufacturers using the Supply Chain Profit Link tool.

Consulting and other revenue was $335,503 and $849,539 for the nine months ended March 31, 2007 and 2006, respectively, a 61% decrease.  This $514,036 decrease is due to the completion of a large project that was begun in the quarter ended September 30, 2005, and the consulting and services contract that were not replaced in 2006 for the same period.

Cost of revenues, as a percent of total revenues was 63% and 20% for the nine months ended March 31, 2007 and 2006, respectively.   This $174,831 decrease in Cost of Revenues is a result of a larger portion of proportional revenue earned from licenses for the nine months March 31, 2006.  Historically, license sales reflects the largest portion of revenue; however, it reflects a disproportionately lower amount of cost of revenues due to lower overall incremental costs compared to other revenue categories.  As a result of the $3,000,000 license sale in Q1-2006, this resulted in a lower cost of revenues as a percent of total revenue comparatively.

Research and development expenses were $361,131 and $684,776 for the nine months ended March 31, 2007 and 2006 respectively, a 47% decrease.  This $323,645 decrease is due to an increase in the amount of costs that qualified to be capitalized associated with new projects.  The Company continues to utilize off-shore development resources in order to reduce overall development costs.

Sales and marketing expenses were $981,263 and $988,688 for the nine months ended March 31, 2007 and 2006, respectively, a 1% increase over the previous year.  The Company continues to deploy a sales force which allows them to maintain a relatively lower fixed level of costs to generate sales.  In conjunction with the release of Service Release 5 (“SR5”) for its suite of products and SCPL in 3rd Quarter of 2007, the Company has continued to expand its targeted marketing and sales objectives.

General and administrative expenses were $1,496,943 and $1,048,370 for the nine months ended March 31, 2007 and 2006, respectively a 43% increase.   This $448,573 increase is due to additional Investor Relations consulting work, payment to a recruiter for a new hire, addition of administrative staff, relocation of the corporate office, and additional legal fees associated with a pending patent lawsuit.     The Company has identified several of its patents that it believes have been violated.  Management intends to take action to defend both current and future patents on its software development.

Interest expense was $107,514 and $817,066 for the nine months ended March 31, 2007 and 2006, respectively.  This $709,552 decrease is the result of the Company’s refinancing note payables and paying off a revolving line of credit from its net proceeds of issuing 3,636,364 shares of restricted common stock, as described under Item 1.01 of Form 8K date June 14, 2006. The total net proceeds to the Company from this sale were approximately $4,570,000. The Company anticipates a comparative reduction in interest costs in 2007 as a result of this reduction in debt.

Year Ended June 30, 2006, as Compared to Year Ended June 30, 2005

During the year ended June 30, 2006, the Company had total revenues of $7,085,125 compared to $3,631,812 in 2005, a 95% increase.  Software license sales were $3,626,821 and $479,615 for 2006 and 2005, respectively, a 656% increase.  This $3,147,206 increase was attributable to the license sale of a new customer for $3,000,000 in a non-recurring blanket license sale in the first quarter of 2006.  As previously stated, the Company historically realizes the majority of its annual revenues through blanket or non-recurring license agreements for use of its patented software. For the year ended, June 30, 2006 and 2005, 49% and 12% of total revenue were based on one-time non-recurring license revenue, respectively. Maintenance and support revenues decreased by 2%.  ASP revenues increased by 74% over 2005, as a result in growth of necessity in the manufacturing industry.  Consulting revenue increased by 37% to $1,004,224 for 2006, compared to $735,522 for 2005.  This $268,702  increase is driven specifically by consulting services associated with the large license sale in Q1.

Total research and development expenditures were $292,191 and $1,019,411 for the years ended June 30, 2006 and 2005, respectively; a 71% decrease. This comparative decrease of $727,220 is attributable to an overall reduction of research and development and the capitalization of $613,717 in labor and overhead costs for the Fiscal Year Ended, June 30, 2006 as a result of one new product development and two significant enhancements that reached technological feasibility during 2006. The Company anticipates this new product and two significant enhancements will be available for sale in the later part of FYE 2007

Sales and marketing expenses were $1,375,794 and $1,337,318 for 2006 and 2005, respectively, an increase of 3%.  During the current fiscal year the Company continued to develop several strategic sales channels that are headed up by commissioned alliance partners.

General and administrative expenses were $1,518,092 and $2,055,940 for 2006 and 2005, respectively, a 26% decrease. This $537,848 decrease was from one time charges in 2005.  These charges include a bad debt write off of $307,500 and settlement of a legal issue that arose from the reverse acquisition with Amerinet.com that has been pending since 2002.

Interest expense was $884,404 and $1,178,454 for 2006 and 2005, respectively, a 25% decrease.  This $294,050 decrease attributed to the retirement of a note payable with proceeds from operations and the conversion of the note payable with Riverview Financial into common stock . See Notes 12 and 16 to the financial statements.

In accordance with generally accepted accounting principles (GAAP), earnings per share basic and diluted for the year ended, June 30, 2006 was $ .23 and $ .22 per share, respectively.  NOTE: The Company believes providing some additional information on a non GAAP basis for earnings per share (EPS) that has significant benefit to the reader.   These GAAP results reflect a weighted average of 6 million shares for the fiscal year.  As previously reported, Park City Group raised $5 million in a private placement of shares during the fourth quarter, and this placement had a significant impact on the weighted average share count for the year.  At year end, Park City Group had 8.9 million shares outstanding.  Excluding the effects a weighted average share count, Park City Group’s earnings per share for the fiscal year 2006 was $0.16.  Park City Group believes utilizing the full year share count provides a more meaningful view into the company’s profitability at the per share level. This non-GAAP EPS amount is less than the GAAP basis EPS by $.07 and $.06 on a weighted average of shares, basic and dilutive, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Critical Accounting Policies

This Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

We commenced operations in the software development and professional services business during 1990. The preparation of our financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions, including those related to inventory, deferred income tax assets, revenue recognition and restructuring initiatives. We anticipate that management will base its estimates and judgments on historical experience of the operations we may acquire and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, will affect its more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Deferred Income Tax Assets and Related Valuation Allowances.  In determining the carrying value of the Company’s net deferred income tax assets, the Company must assess the likelihood of sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions, to realize the benefit of these assets. If these estimates and assumptions change in the future, the Company may record a reduction in the valuation allowance, resulting in an income tax benefit in the Company’s Statements of Operations. Management evaluates the realizability of the deferred income tax assets and assesses the valuation allowance quarterly.

Impairment and Useful Lives of Long-lived Assets.  Management reviews the long−lived tangible and intangible assets for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Management evaluates, at each balance sheet date, whether events and circumstances have occurred which indicate possible impairment. The carrying value of a long−lived asset is considered impaired when the anticipated cumulative undiscounted cash flows of the related asset or group of assets is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair market value of the long−lived asset. Economic useful lives of long−lived assets are assessed and adjusted as circumstances dictate.

Write−downs of intangible assets may be necessary if the future fair value of these assets is less than carrying value. If the Company’s operating trends continue to decline, the Company may be required to record an impairment charge in a future period related to the carrying value of our long−lived assets.

            Revenue Recognition.  The Company's revenues are derived from the licensing of software, maintenance of software, professional consulting services and software hosting services.  Revenue from the licensing of software is recognized at the time the software is shipped to the customer. The Company also defers a portion of the software license fee equal to the cost of maintenance for the warranty period on all license sales that are either to a new customer or are a new product being sold to an existing customer.   Customers who purchase additional licenses for software which they already have and for which they are paying maintenance, waive the warranty period.   Revenue from maintenance of software, professional consulting services and software hosting services is recognized during the month the services are performed.

Stock-Based Compensation.   The Company values and accounts for the issuance of equity instruments to employees and non−employees to acquire goods and services based on the fair value of the goods and services or the fair value of the equity instrument at the time of issuance, whichever is more reliably measurable. The fair value of stock issued for goods or services is determined based on the quoted market price on the date the commitment to issue the stock has occurred. The fair value of stock options or warrants granted to employees and non−employees for goods or services is calculated on the date of grant using the Black−Scholes options pricing model.

Capitalization of Software Development Costs The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs, and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software products is reached shortly after a working prototype is complete and meets or exceeds design specifications including functions, features, and technical performance requirements.  Costs incurred after technological feasibility is established have been and will continue to be capitalized until such time as when the product or enhancement is available for general release to customers.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This Statement requires an employer to recognize the over funded or under funded status of a defined benefit post retirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The adoption of SFAS No. 158 had no impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which for us would be the fiscal year beginning April 1, 2008. We are currently evaluating the impact of SFAS No. 157 but do not expect that it will have a material impact on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adoption of SAB No. 108 had no impact on our financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation Number 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109."  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes."  This Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently assessing the effect of this Interpretation on our financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction – a replacement of APB No. 20 and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.”  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is in the process of evaluating the impact of FIN 47 but does not expect the adoption to have a material impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123R (revised 2004) “Share-Based Payment.” SFAS No. 123R requires employee stock-based compensation to be measured based on the grant-date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement eliminates the alternative use of Accounting Principles Board (APB) No. 25’s intrinsic value method of accounting for awards, which is the company’s accounting policy for stock options. See Note 1 to the Consolidated Financial Statements for the pro forma impact of compensation expense from stock options on net earnings and earnings per share. SFAS No. 123R is effective for the Company’s fiscal year beginning July 1, 2006. The Company will adopt the provisions of SFAS No. 123R on a prospective basis. The financial statement impact will be dependent on future stock-based awards and any unvested stock options outstanding at the date of adoption.

Interest Rate Risk

We currently have notes payable that accrue interest at a fixed rate. We do not anticipate that a substantial amount of our future debt and the associated interest expense will be subject to changes in the level of interest rates. Increases in interest rates would result in incremental interest expense.

Inflation

We do not believe that inflation will negatively impact our business plans.

BUSINESS OF PARK CITY GROUP, INC.

General

Park City Group develops and markets patented computer software and profit optimization consulting services that are intended to help its retail customers to reduce their inventory and labor costs; the two largest controllable expenses in the retail industry..  The technology has its genesis in the operations of Mrs. Fields Cookies co-founded by Randall K. Fields, CEO of Park City Group, Inc.  Industry leading customers such as The Home Depot, Anheuser Busch Entertainment, Perdue, Monterey Mushrooms, Pacific Sunwear, Wawa and Tesco Lotus benefit from the Company’s software.  Because the product concepts originated in the environment of actual multi-unit retail chain ownership, the products are strongly oriented to an operations’ bottom line results.

The Company was incorporated in the State of Delaware on December 8, 1964 as Infotec, Inc. From June 20, 1999 to approximately June 12, 2001, it was known as Amerinet Group.com, Inc.  In 2001, the name was changed from Amerinet Group.com to Fields Technologies, Inc.  On June 13, 2001, the Company entered into a “Reorganization Agreement” with Randall K. Fields and Riverview Financial Corporation whereby it acquired substantially all of the outstanding stock of Park City Group, Inc., a Delaware corporation, which became a 98.67% owned subsidiary.   Operations are conducted through this subsidiary which was incorporated in the State of Delaware in May 1990.  The Company develops and licenses its software applications identified as “Fresh Market Manager”, “Supply Chain Profit Link”, and “ActionManager™”.  The Company also provides implementation and profit optimization consulting services for its application products.

On August 7, 2002, Fields Technologies, Inc., (OTCBB:FLDT) changed its name from Fields Technologies, Inc., to Park City Group, Inc., and reincorporated in Nevada.  Therefore, both the parent-holding company (Nevada) and its operating subsidiary (Delaware) are named Park City Group, Inc.  Park City Group, Inc. (Nevada) has no other business operations other than in connection with its subsidiary. In this Registration Statement when the terms “we”, “Company” or “Park City Group” are used, it is referring to the Park City Group, Inc., a Delaware corporation, as well as to Fields Technologies, Inc., the Delaware corporation, which was reincorporated in Nevada under the name of the Park City Group, Inc.  The stock trades under the symbol PCYG.

Supermarket

The Supermarket industry is under increased competitive pressure from Value Retailers such as Wal-Mart, Costco, Target, and others.  One of the strategies that traditional supermarkets are implementing is to increase the quantity and quality of their perishable offerings.  Perishable departments, such as bakery, meat and seafood, dairy, and deli have historically been loosely managed but now have been forced to become a focus for profitability improvement.  The Company’s software and consulting are designed to address this specific business problem; increasing the profitability of perishable products.

Convenience Store

For Convenience Stores, recent trends of contracting gasoline margins and declining tobacco sales increases the need for improved cost controls and better decision support.  To magnify their issues, other industry segments such as value retailers and grocery stores are now cutting into the convenience store stronghold by offering gasoline.  To offset declining gasoline profits, the C-Store industry is pushing into Fresh Food as an avenue of increased sales and profitability.  Only the most progressive convenience store operations have automated systems to help store managers, leaving the majority of the operators without any technology to ease their administrative and operations burdens.

Supplier

As stated above, Supermarkets and Convenience Stores are increasingly dependent upon perishable departments for increased profitability.  Suppliers are increasingly being pressured by retailers to provide economic incentives or assistance.  Park City Group has developed Supply Chain Profit link to enable suppliers to provide that assistance.

Specialty Retail

Specialty Retailers are faced with a shrinking labor force and strong competition for qualified managers and staff.  Managers are time-constrained due to increased labor and inventory demands, margins are increasingly tight, due to higher labor and lease expenses, and customer satisfaction demands are higher than ever before.  Park City Group has developed a range of applications that enable managers in specialty retail to improve their labor scheduling efficiency and reduce their total paperwork and administrative workload.

Fresh Market Manager

Addressing the inventory issues that plague today’s retailers, Fresh Market Manager is a suite of software product applications designed to help manage perishable food departments including bakery, deli, seafood, produce, meat, home meal replacement, dairy, frozen food, and floral. Although the supermarket and convenience store industries have invested substantial sums on Point-of-Sale, scanning systems, etc., those systems are, almost without exception, limited to proving price look-up functions rather than decision support functions.  These industries are a classic representation of “data rich” and “information poor”.  Park City Group is capitalizing on that environment to bring together information from disparate legacy applications and databases to provide an end-to-end integrated merchandising, production planning, demand forecasting and perpetual inventory system to address the industry’s perishable department needs.

Fresh Market Manager helps identify true cost of goods and provides accurate and actionable profitability data on a corporate, regional, store-by-store, and/or item-by-item basis.  Fresh Market Manager also can produce hour-by-hour forecasts, production plans, perpetual inventory, and places/receives orders.  Fresh Market Manager automates the majority of the planning, forecasting, ordering, and administrative functions associated with fresh merchandise or products.

ActionManager™

The second most important cost element typically facing today’s retailers is labor.  ActionManager™ addresses labor needs by providing a suite of solutions that forecast labor demand, schedules staff resources, and provides store managers with the necessary tools to keep labor costs under control while improving customer service, satisfaction and sales.  Daily availability of this information can help a retailer to address issues more quickly.

ActionManager  applications provide an automated method for managers to plan, schedule, and administer many of the administrative tasks including new hire paperwork and time and attendance.  In addition to automating most administrative processes, ActionManager  provides the local manager with a “dashboard” view of the business.  ActionManager  also has extensive reporting capabilities for corporate, field, and store-level management to enable improved decision support.

Supply Chain Profit Link

Supply Chain Profit Link (SCPL) allows suppliers an opportunity to work with their retail partners on optimizing profits, while reducing stock outs and minimizing shrink (or waste).  SCPL is capable of providing daily or weekly store-by-store item level information to a supplier to facilitate decision support.  SCPL allows suppliers opportunities to customize assortment plans, promotions, and pricing strategies on a store-by-store level.

Professional Services

Park City Group’s Professional Services offering include project management, technical implementation, and end-user training.  In addition, Park City Group offers a variety of traditional consulting services configured to meet specific customer needs.  Beyond these traditional services, Park City Group provides consulting, including merchandising and store operations, that is focused on the primary objective of helping customers to improve their profitability through the full use of the Company’s products.

Sales and Marketing

Through a focused and dedicated sales effort designed to address the requirements of each of its business, Park City Group believes its sales force is positioned to understand its customers’ businesses, trends in the marketplace, competitive products and opportunities for new product development. The Company’s deep industry knowledge enables it to take a consultative approach in working with its prospects and customers.  Park City Group’s sales personnel focus on selling its technology solutions to major customers, both domestically and internationally.

To date, Park City Group’s primary marketing objectives have been to increase awareness of Park City Group’s technology solutions and generate sales leads. To this end, Park City Group attends industry trade shows, conducts direct marketing programs, publishes industry trade articles and white papers, participates in interviews, and selectively advertises in industry publications.

Customers
Our customers include some of the most notable names in retailing, including:  Schnuck’s Markets, Tesco-Lotus, Circle K Midwest, Home Depot, Wawa, Williams-Sonoma, and others.

Competition

The market for Park City Group’s products and services is very competitive. Park City Group believes the principal competitive factors include product quality, reliability, performance, price, vendor and product reputation, financial stability, features and functions, ease of use, quality of support and degree of integration effort required with other systems.  While our competitors are often larger companies with larger sales forces and marketing budgets, we believe that our deep industry knowledge and the breadth and depth of our offerings give us a competitive advantage.  Park City Group’s ability to continually improve its products, processes and services, as well as its ability to develop new products, enables the Company to meet evolving customer requirements. Park City Group competes with companies such as Workbrain, Radient Systems, Kronos, Tomax, Capgemini, Electronic Data Systems, and others.

Product Development

The products sold by the Company are subject to rapid and continual technological change. Products available from the Company, as well as from its competitors, have increasingly offered a wider range of features and capabilities. The Company believes that in order to compete effectively in its selected markets, it must provide compatible systems incorporating new technologies at competitive prices. In order to achieve this, the Company has made a substantial ongoing commitment to research and development. .

Park City Group’s product development strategy is focused on creating common technology elements that can be leveraged in applications across its core markets. The Company’s software architecture is based on open platforms and is modular, thereby allowing it to be phased into a customer’s operations. In order to remain competitive, Park City Group is currently designing, coding and testing a number of new products and developing expanded functionality of its current products.

Patents and Proprietary Rights

The Company owns and controls 9 U.S. trademarks and 37 U.S. copyrights relating to its software technology that are approved and issued.  In addition, the Company has 3 patents currently pending.  The Company has 14 international patents and patent applications pending.  The patents referred to above are continuously reviewed and renewed as their expiration dates come due.

Company policy is to seek patent protection for all developments, inventions and improvements that are patentable and have potential value to the Company and to protect its trade secrets other confidential and proprietary information.  The Company intends to vigorously defend its intellectual property rights to the extent its resources permit.

Future success may depend upon the strength of the Company’s intellectual property.  Although management believes that the scope of  patents/patent applications are sufficiently broad to prevent competitors from introducing devices of similar novelty and design to compete with the Company’s current products and that such patents and patent applications are or will be valid and enforceable, there are no assurances that if such patents are challenged, this belief will prove correct.  The Company has, however, successfully defended one of these patents in two separate instances and as such, has some level of confidence in the Company’s ability to maintain its patents.  In addition, patent applications filed in foreign countries and patents granted in such countries are subject to laws, rules and procedures, which differ from those in the U.S.  Patent protection in such countries may be different from patent protection provided by U.S. Laws and may not be as favorable.

The Company is not aware of any patent infringement claims against it; however, there are no assurances that litigation to enforce patents issued to the Company, to protect proprietary information, or to defend against the Company’s alleged infringement of the rights of others will not occur.  Should any such litigation occur, the Company may incur significant litigation costs, the Company’s resources may be diverted from other planned activities, and result in a materially adverse effect on the Company’s operations and financial condition.

The Company relies on a combination of patent, copyright, trademark, and other laws to protect its proprietary rights.  There are no assurances that the Company’s attempted compliance with patent, copyrights, trademark or other laws will adequately protect its proprietary rights or that there will be adequate remedies for any breach of our trade secrets.  In addition, should the Company fail to adequately comply with laws pertaining to its proprietary protection, the Company may incur additional regulatory compliance costs.

Government Regulation and Approval

Like all businesses, the Company is subject to numerous federal, state and local laws and regulations, including regulations relating to patent, copyright, and trademark law matters.

Cost of Compliance with Environmental Laws

The Company currently has no costs associated with compliance with environmental regulations, and does not anticipate any future costs associated with environmental compliance; however, there can be no assurance that it will not incur such costs in the future.

Research and Development

Total research and development expenditures were $292,191 and $1,019,411 for the years ended June 30, 2006 and 2005, respectively; a 71% decrease. This comparative decrease is attributable to the capitalization of software costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86. The Company capitalized $613,717 in labor and overhead costs for the Fiscal Year Ended, June 30, 2006 as a result of  1 new product development and two significant enhancements that reached feasibility during 2006. The Company anticipates this new product and 2 significant enhancements will be available for sale in the later part of FYE 2007.

Reports to Security Holders

The Company is subject to the informational requirements of the Securities Exchange Act of 1934.  Accordingly, it files annual, quarterly and other reports and information with the Securities and Exchange Commission.  You may read and copy these reports and other information at the Securities and Exchange Commission's public reference rooms in Washington, D.C. and Chicago, Illinois.  The Company’s filings are also available to the public from commercial document retrieval services and the Internet world wide website maintained by the Securities and Exchange Commission at www.sec.gov.

Employees

As of June 29, 2007, the Company had 32 employees, including 9 software developers and programmers, 9 sales, marketing and account management employees, 7 software service and support employees and 7 accounting and administrative employees. During 2007 the Company has contracted with 5 programmers and two Business Analyst in India.  The company is planning to expand their Indian workforce in the future to support their sales in Asia and to provide additional programming resources. All of these contractors work for the Company on a full time basis.  The international workforce is not represented by any labor union.

Description of Property

The Company’s principal place of business operations are located at 3160 Pinebrook Road , Park City, Utah 84098.  The Company leases approximately 10,000 square feet at this home office location, consisting primarily of office space, conference rooms and storage areas. The telephone number is (435) 645-2000.  The website address is http://www.parkcitygroup.com.

LEGAL PROCEEDINGS

The Company has filed a lawsuit against Workbrain Corporation titled Park City Group, Inc. vs. Workbrain Corporation Case No. 2:06 cv 289, which is pending in the Federal District Court for the District of Utah.  The Company claims that Workbrain Corporation is infringing upon its patent # 5,111,391.  The Company will vigorously pursue this matter.

On June 29, 2007 the Company was served with a complaint from two previous employees titled James D. Horton and Aaron Prevo v Park City Group, Inc. and Randy Fields, Individually Case No. 070700333, which has been filed in the Second Judicial District Court, Davis County, Utah. The plaintiffs’ complaint alleges that certain provisions of their employment agreements were not honored.  The Company denies all allegations in the complaint and will vigorously defend this matter.

MANAGEMENT

The following table sets forth the name, address, age and position of each officer and director of the Company:

Name	Age	Position - Committee

Randall K. Fields	60	Chief Executive Officer Chairman of the Board and Director
William Dunlavy	51	Chief Financial Officer/Secretary
Robert Hermanns	63	Director, Senior Vice-President Sales
Thomas W. Wilson	75	Director
Edward C. Dmytryk	61	Director

Randall K. Fields has been the Chief Executive Officer, and Chairman of the Board of Directors since June, 2001.  Mr. Fields founded Park City Group, Inc., a software development company based in Park City, Utah, in 1990 and has been its President, Chief Executive Officer, and Chairman of the Board since its inception in 1990.  Mr. Fields has been responsible for the strategic direction of Park City Group, Inc. since its inception.  Mr. Fields co-founded Mrs.  Fields Cookies with his then wife, Debbi Fields.  He served as Chairman of the Board of Mrs. Fields Cookies from 1978 to 1990.  In the early 1970's Mr. Fields established a financial and economic consulting firm called Fields Investment Group.  Mr. Fields received a Bachelor of Arts degree in 1968 and a Masters of Arts degree in 1970 from Stanford University, where he was Phi Beta Kappa, Danforth Fellow and National Science Foundation Fellow.

Robert P. Hermanns joined the Company in March of 2007 as Senior Vice President. Mr. Hermanns is responsible for U.S. customer relations and corporate development and also is an acting member of the Park City Group Board of Directors. Mr. Hermanns has over 40 years experience in all phases of retail and wholesale grocery operations. Mr. Hermanns was President and Chief Executive Officer and Vice Chairman of the Board of Directors of Associated Grocers, Inc. from 2002 through 2005. He is also the former Chief Operating Officer of Weis Markets, a $2 billion NYSE company operating 163 retail food markets in the Mid-Atlantic States. Prior to joining AG and Weis Markets, Mr. Hermanns enjoyed a 30-year career with American Stores Company, an $18 billion food and drug retailer, where he held a number of executive management positions including Chief Operating Officer for Procurement and Logistics. A graduate of Western Michigan University with a BS degree in Food Marketing, Mr. Hermanns also holds an MBA from the University of Southern California.

William Dunlavy was appointed CFO and Secretary in August, 2004.  Mr. Dunlavy joined Fresh Market Manager LLC in 1999 as its Chief Operating Officer and continued in the same capacity with the acquisition of Fresh Market Manager LLC in 2001. He has been responsible for the design of the business functionality in the Fresh Market Manager product in addition to his business operations activities for Park City Group.   He was formerly the Chief Operating Officer at Mrs. Fields Cookies, Director of Operations at Golden Corral Family Restaurants, head of Fresh Foods at Harris Teeter, Inc. and head of Fresh Foods at Raley’s and Bel Air Supermarkets.  He has also served as a board member of the International Deli, Dairy, Bakery Association.

Thomas W. Wilson, Jr. has been a director since August, 2001.  From 1995 to 1999, Mr. Wilson was the Chairman of the Board Information Resources, Inc., a Chicago, Illinois-based provider of point-of-sale information based business solutions to the consumer packaged goods industry.  From 1998 to 1999, Mr. Wilson was the Interim Chief Executive Officer of Information Resources, Inc.  From 1966 to 1990, Mr. Wilson was employed in various capacities with McKinsey & Co., a management consulting company.  In 1968, Mr. Wilson was elected a Partner of McKinsey and Co., and in 1972 he was elected a Senior Partner.  Mr. Wilson received a Bachelor of Arts Degree from Dartmouth College and a Masters of Business Administration Degree from the Wharton School of the University of Pennsylvania.

Edward C. Dmytryk has been a director since June, 2000.  In October 2002, Mr. Dmytryk took on additional responsibilities as acting Chief Financial Officer and as such resigned from the Audit Committee.  He served in this capacity until June 2003.     Later in 2003, Mr. Dmytryk became the Chief Executive Officer of Safescript Pharmacies, Inc (SAFS) due to a request by the Safescript Pharmacies, Inc. Board of Directors to restructure the Company during a liquidity crisis and a SEC investigation.  He restructured the Company and helped arranged the sale of assets to a group of interested investors.  He remains the CEO due to the complications of the sale and the damage caused by hurricane Katrina in New Orleans where 3 operating pharmacies were located.  Currently, Mr. Dmytryk is the CEO of RxPert, Inc., a Pharmacy company located in Ponte Vedra, Florida.   Mr. Dmytryk graduated Summa Cum Laude from the Citadel, the Military College of South Carolina in 1968 with a Bachelor of Science Degree and was an Instructor Pilot in the United States Air Force.

Our Executive Officers are elected by the Board on an annual basis and serve at the discretion of the Board.

Compliance with Section 16(a)

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of the Company’s Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.   The Company believes that, during the year ended December 31, 2004, the Reporting Persons met all applicable Section 16(a) filing requirements

Code of Ethics

The Company adopted its code of ethics by unanimous board of directors vote in our October 2005 Board Meeting and is included by reference herein in Item 27, Exhibits.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below:

Audit Committee.  The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Edward C. Dmytryk (Chairman) and Thomas W. Wilson Jr., each of whom is a non-management member of our board of directors. Edward C.  Dmytryk is also our audit committee financial expert as currently defined under Securities and Exchange Commission rules.  We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Over-the-Counter Bulletin Board Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.  The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current member of the compensation committee is Thomas W. Wilson Jr. (Chairman), and Edward C. Dmytryk, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Over-the-Counter Bulletin Board Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are Randall K Fields (Chairman), and Edward C. Dmytryk. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Over-the-Counter Bulletin Board Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

MANAGEMENT COMPENSATION

The following table sets forth the aggregate cash compensation paid by the Company for services rendered during the last three years to the Company’s Chief Executive Officer and to the Company’s most highly compensated executive officers other than the CEO, whose annual salary and bonus exceeded $100,000:

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-Term Compensation Awards

Name and Principal Position	Year/ Period	Salary ($)		Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)

Randall K. Fields
Chairman and CEO	2006	279,167	*	-	71,126	(1)	45,833	-	-
	2005	317,500	*	-	61,037	(1)	50,000	-	-
	2004	317,500	*	4,377	46,760	(1)	50,000	-	-

James Horton
President and COO	2006	243,750	**	-	-		-		-
	2005	270,833	**	-	-		-	416,823	-

William Dunlavy
CFO	2006	197,625		-	(2)		22,500		-
	2005	198,958		-	-		-	338,601	-
	2004	100,000		4,377	-		50,000	-	-

*           A significant part of Mr. Fields compensation is paid to a management company wholly owned by Mr. Fields.  Effective October 2002, Mr. Fields agreed to a voluntary reduction of cash compensation in exchange for restricted stock.
**           Mr. Horton joined the Company in September 2004 and resigned March 2006.
(1)
These amounts include premiums paid on Life Insurance policies of $52,958, $46,622 and $27,614 for 2006, 2005 and 2004, respectively, Company car related expenses of $15,347, $13,003 and $14,880 for 2006, 2005 and 2004, respectively; and medical premiums of $2,821 and $1,412 for 2006 and 2005, respectively.

(2)	80,000 warrants were granted to Mr. Dunlavy effective June 30, 2006 incorporated by reference. See Exhibit 10.11.

Stock Options and Warrants Granted in the Last Fiscal Year

The following table sets forth information on grants of options to purchase shares of our common stock in fiscal year 2006 to our officers and directors.

	Individual Grants
Name	Number of Securities Underlying Options and Warrants Granted	% of Total Options and Warrants Granted to Employees in Fiscal Year	Exercise Price ($/Sh)(1)	Expiration Date
William Dunlavy	80,000	86%	$3.25	06/30/2011
Edward Dmytryk	6,667	7%	$3.00	01/01/2008
Thomas Wilson	6,667	7%	$3.00	01/01/2008

(1) The exercise price was equal to 100% of the fair market value on the date of grant.

Aggregated Option and Warrant Exercises in Last Fiscal Year and Fiscal Year-end Option and Warrant Values

	Shares Acquired on Value June 30, 2006		Securities Underlying Unexercised Options and Warrant at June 30, 2006		Value of Unexercised In-the-Money Options at June 30, 2006
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
James Horton	-	N/A	128,571	-	N/A	-
Riverview Financial(1)	-	N/A	175,232	-	175,232.28	-
Robert Hermanns	-	N/A	-	-	N/A
William Dunlavy	-	N/A	10,000	-	15,000.00	-
William Dunlavy	-	N/A	6,772	-	N/A	-
William Dunlavy	-	N/A	80,000	-	N/A	-

(1)	Riverview Financial is an affiliate of Mr. Fields.

Employment Agreement

Park City Group has an employment agreement with its chief executive officer, Randall K. Fields, dated July 1, 2005 The compensation for Mr. Fields, under the terms of the agreement, provides for a portion of the compensation to be provided pursuant to an employment agreement and the balance to be provided pursuant to the terms of a services agreement between the Company and Fields Management, Inc., an executive management services provider, a company wholly owned by Mr. Fields. The term of the two agreements is five years ending June 30, 2008, with automatic one-year renewals.  The combined agreements provide for:

•	An annual base compensation of $350,000. Effective October 2002, voluntary reduction of cash compensation, reduction paid in restricted stock,
•	Use of a company vehicle,
•	Employee benefits that are generally provided to Park City Group, Inc. employees, and
•	A bonus to be determined annually by the Compensation Committee of the Board of Directors.

Park City Group had an employment agreement with its President and chief operating officer, James Horton, dated effective September 1, 2004.  Mr. Horton resigned from the Company on March 31, 2006.  This agreement provided Mr. Horton with the following compensation:
•	An annual base compensation of $325,000,
•
An annual bonus based on the percent of his base pay that is equal to the revenue growth of the Company provided that the Company’s revenue grows at least 25% and that the pretax profits grow at an equal or greater percent, ½ of this bonus will be paid in cash and ½ will be paid in stock,

•	Employee benefits that are generally provided to Park City Group, Inc. employees, and
•
Stock options equal to 3 to 1 for each share of stock purchased at a cost of $3.50 or the current market price, which ever is higher, through September 30, 2005 with an exercise price of $3.50 or the current market price, which ever is higher,

•
Stock options equal to 2 to 1 for each share of stock purchased at a cost of $3.50 or the current market price, which ever is higher, $3.50 or the current market price, which ever is higher, there after.

Park City Group has an employment agreement with its Chief Financial Officer, William Dunlavy, dated effective July 1, 2006.  This agreement provides Mr. Dunlavy with the following compensation:
•	An annual base compensation of $225,000,
•	Employee benefits that are generally provided to Park City Group, Inc. employees,
•	Participation in Senior Executive Bonus Plan, and

•	Stock options equal to 2 to 1 for each share of stock purchased, with an exercise price of $3.50 or the current market price, which ever is higher.

Park City Group has an employment agreement with its Senior Vice-President and Director, Robert Hermanns, dated effective March 15, 2007. The term of the agreement is for a period of three (3) years terminating March 14, 2010.  This agreement provides Mr. Hermanns with the following compensation:
•	An annual base compensation of $220,000,
•	An annual bonus based on 1% of annual salary for every 2% increase in gross revenues over the prior years gross revenue subject to the terms and conditions set forth in the agreement,
•	Stock options grants equal to 2 to 1 for each share of stock purchased. All stock option grants will be issued at the current market price,
•	A 10% commission payable on the collection of any revenues from a specified set of retailers,
•	Relocation expenses not to exceed $55,000,
•	Reimbursement for term life insurance policy in the amount of four (4) times base salary,
•	Employee benefits that are generally provided to Park City Group, Inc. employees, and
•	Participation in Senior Executive Bonus Plan,

Director Compensation

The continuing outside directors, Edward C. Dmytryk, and Thomas W. Wilson, Jr., receive the following compensation:

Annual cash compensation of $10,000 payable at the rate of $2,500 per quarter.  The Company has the right to pay this amount in the form of shares of Company Stock.

Annual options to purchase $20,000 of the Company restricted common stock at the market value of the shares on the date of the grant, which is to be the first day the stock market is open in January of each year.

401(k) Retirement Plan.

The Company offers an employee benefit plan under Benefit Plan Section 401(k) of the Internal Revenue Code.  Employees who have attained the age of 18 are immediately eligible to participate.  The Company, at its discretion, matches 50% of the first 4% of each employee's contributions.  No matching contribution has been made after September 30, 2002.

Indemnification for Securities Act Liabilities

Nevada law authorizes, and the Company's Bylaws and Indemnity Agreements provide for, indemnification of the Company's directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances.  Indemnification for liabilities arising under the Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing or otherwise.  However, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Stock Options and Warrants

The Company has stock option plans that enable it to issue to officers, directors, consultants and employees nonqualified and incentive options to purchase common stock.  At June 30, 2006, a total of 93,288 of such options were outstanding with exercise prices ranging from $1.50 to $7.00 per share.

At June 30, 2006 a total of 896,837 warrants to purchase shares of common stock were outstanding.  Of those warrants, 506,448 were issued in connection with certain debt financings; 128,571 were issued in connection with an equity investment by an officer; 181,818 were issued as a commission for placement of equity securities; and 80,000 were issued to an officer as additional compensation. These warrants have exercise prices ranging from $2.00 to $3.65 per share and expire between August 16, 2007 and June 30, 2011.

Compensation Committee Interlocks and Insider Participation

No executive officers of the Company serve on the Compensation Committee (or in a like capacity) for the Company or any other entity.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth information regarding shares of our preferred stock beneficially owned as of July 31, 2007 by:  (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our preferred stock.

Name	Preferred Stock	% Ownership of Class

Hillson Partners LP	50,000	8.56%
Meadowbrook Opportunity Fund LLC	40,000	6.85%
London Family Trust	30,000	5.14%

The following table sets forth information regarding shares of our common stock beneficially owned as of July 31, 2007 by:  (i) each of our officers and directors; (ii) all officers and directors as a group; and (iii) each person known by us to beneficially own five percent or more of the outstanding shares of our common stock.

Name	Common Stock	Common Stock Options Exercisable Within 60 Days	Common Stock Purchase Warrant Exercisable Within 60 days	Total Stock and Stock Based Holdings (1)	% Ownership of Class (1)

Randall K. Fields (2)(4)	4,157,114	-	175,232	4,332,346	48.41%
Riverview Financial, Corp (3)	4,157,114	-	175,232	4,332,346	48.41%
William Dunlavy (4)	35,542	16,772	80,000	132,314	1.48%
Robert Hermanns (4)	51,310	74,000		125,310	1.40%
Edward C. Dmytryk (4)	36,306	6,667	-	42,973	*
Thomas W. Wilson (4)	208,537	6,667	75,847	291,051	3.25%
* Less than 1%
 (1) For purposes of this table “beneficial ownership” is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or group has the right to acquire within 60 days after July 31, 2007. For purposes of computing the percentage of outstanding common shares held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after July 31, 2007, are deemed outstanding but are not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group.  As of July 31, 2007, there were 8,949,820 shares of our common stock issued and outstanding.  There were also outstanding options, and warrants entitling the holders to purchase 372,185 shares of our common stock owned by officers and/or directors of Park City Group.

 (2) Includes 3,660,908 shares of common stock and 175,232 warrants to purchase common shares held in the name of Riverview Financial Corp. of which Randall K Fields is the beneficial owner.
 (3) Includes 487,206 shares of common stock held in the name of Randall K. Fields. Riverview Financial Corp. is beneficially controlled by Randall K. Fields.
 (4) These are the officers and directors of Park City Group.

DESCRIPTION OF SECURITIES

The Company is authorized to issue up to 50,000,000 shares of common stock, $.01 par value and 30,000,000 shares of preferred stock, $.01 Par value. As of June 28, 2007, there were 8,948,476 shares of its common stock issued and outstanding and 584,000 of its Series A Convertible Preferred stock issued or outstanding.  The total common shares outstanding reflect the results of a 1-for-50 reverse stock split made effective August 11, 2006.  The following is a summary  of  the  material  rights  and  privileges  of  our  common  stock and preferred stock.

Common Stock

Subject to the rights of the holders of any preferred stock that may be outstanding, each holder of common stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and in the event of liquidation, to share pro rata in any distribution of our assets after payment, or providing for the payment, of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. Except as disclosed herein, there are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued, fully paid and nonassessable.

Preferred Stock

Our Board of Directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the numbers of shares of each series to be determined by the Board.  The Board of Directors is also authorized to fix and determine variations in the designations, preferences, and special rights (including, without limitation, special voting rights, preferential rights to receive dividends or assets upon liquidation, rights of conversion into common stock or other securities, redemption provisions and sinking fund provisions) between the preferred stock or any series thereof and the common stock.  The shares of preferred stock or any series thereof may have full or limited voting powers or be without voting powers.

Although we have no present intent to issue shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holders to block such a transaction, or such issuance might facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.

Series A Convertible Preferred Stock

            In June 2007, our Board of Directors adopted a resolution designating a Series A convertible preferred stock consisting of 750,000 shares. 584,000 shares of Series A Convertible Preferred Stock authorized have been issued.  The following description of the Series A Convertible Preferred stock is a summary only:

            Dividends.  Holders of the Series A Convertible Preferred Stock (each a "Holder") are entitled to receive cumulative dividends at the rate per share of 5% per annum. Prior to June 1, 2010, dividends shall be paid in cash or shares of Series A Convertible Preferred stock, or a combination thereof, pursuant to the terms and conditions of the transaction documents.  After June 1, 2010, the holders may elect to have future dividends paid in cash in the event that during any sixty (60) trading day period commencing on or June 1, 2010, the average closing price shall be less than or equal to the Series A Preferred stock conversion price.

            Voting Rights.  The holders of the Series A Convertible Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by such holder are then convertible.  The holders of Series A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class.

            Liquidation.  Upon any liquidation, dissolution, or winding-up of  Park City Group, Inc., whether voluntary or involuntary (a "Liquidation"), the holders of Series A Convertible Preferred Stock shall be entitled to receive out of the assets, whether capital or surplus, of Park City Group, Inc. an amount equal to the stated value of the Series A Convertible Preferred Stock ($10 per share), plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon, for each share of Series A Convertible Preferred Stock before any distribution or payment shall be made to the holders of any junior securities, and if the assets of Park City Group, Inc shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of the Series A Convertible Preferred Stock shall be ratably distributed among the holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

            Conversion. The shares of Preferred Stock are initially convertible into shares of Park City Group, Inc.'s common stock at a price of $3.00 per share, however, the conversion price is subject to adjustment based upon certain conditions.  If all shares of Preferred Stock are converted into common stock at the initial conversion price, of which there can be no assurance, approximately 1,946,629 shares of common stock will be issued in such conversion.

Certain Price and Share Adjustments.

a)        Stock Dividends and Stock Splits.  If Park City Group, Inc. (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of common stock on shares of common stock or any other common stock equivalents; (B) subdivides outstanding shares of common stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the common stock, any shares of capital stock of Park City Group, Inc., then the conversion price shall be adjusted accordingly.

b)        Merger or Reorganization.  If Park City Group, Inc. is involved in any reorganization, recapitalization, reclassification, consolidation or merger in which the Common Stock is converted into or exchanged for securities, cash or other property than each shares of Series A Convertible Preferred Stock shall be convertible into the kind and amount of securities , cash or other property that a holder of the number of shares of common stock issuable upon conversion of one share of Series A Convertible Preferred Stock prior to any such merger or reorganization would have been entitled to receive pursuant to such transaction.

c)        Mandatory Conversion.  If  upon effective registration under the Securities Act of 1933, as amended the Closing Price of Park City Group, Inc’s common stock is for at least twenty (20) trading days during a period of thirty (30) trading days shall be at least 200% of Conversion Price, than all outstanding shares of Series A Preferred Stock shall automatically be converted  into such number of fully paid and nonassessable shares of Common Stock at the conversion price in effect at the time of conversion.  Upon such mandatory conversion the number of shares of Preferred Stock shall be automatically reduced by the number of shares that had been designated as Series A Convertible Preferred Stock and all references to Series A Preferred Stock shall be deleted herefrom and shall be of no further force or effect.

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company telephone (212) 509-4000.

Warrants

We are registering 611,804 shares of common stock underlying warrants as part of this Prospectus. The warrants vary in exercise price from $3.30 to $4.00 and have terms expiring from May 31, 2011 to June 22, 2012. The number of shares and price at which the warrants are exercisable is subject to adjustment in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. If one of these events occurs, the number of shares into which the warrants may be converted and the exercise price will be adjusted as needed to ensure that the warrant holder continues to have the right to receive a comparable number of shares or cash consideration as the holder would have received had the holder already exercised its warrant prior to the event. The warrants have no price protection features, and may not be redeemed by the Company.

COMMISSION’S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We are a Nevada corporation.  Our Certificate of Incorporation will provide to the fullest extent permitted under Section 78.138 of the Nevada Revised Statutes, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders’ rights (through shareholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Our Bylaws also provide that the Board of Directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations, and upon the same conditions as are required for the indemnification of, and advancement of, expenses to our directors and officers. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company had a note payable to Riverview Financial Corporation (Riverview), in the principal amount of $3,296,406 at June 30, 2005 with accrued interest of $841,995.  The chief executive of Riverview is also the chief executive of the Company.  In June 2004, the Company issued 49,600 shares of common stock to Riverview to subordinate to the extended Whale Investments note.  In March 2006 the note payable and accrued interest of $294,334 were converted to 1,324,693 shares of common stock.  The remaining $981,149 of accrued interest was paid with cash proceeds from the note payable funding from a bank.

Riverview has loaned the Company $345,000 under a note payable bearing interest at 18%.  Payments are made monthly for interest only, with the principal due in December 2005.  Riverview was issued 17,143 shares of common stock as an inducement to make the loan.  The note was extended in June 2004 to December 2005 and again in January 2006 to December 2006.  The loan was retired with cash proceeds form the note payable funding from a bank in March 2006.

The Company’s CEO has made loans to the Company through Riverview Financial Corp. a wholly owned entity, to cover short term cash needs pursuant to a line of credit promissory note payable.  Repayments are made as funds are available, with an extended due date of June 15, 2007 and interest is at 12%.  In February 2006, the line of credit the Company had with Riverview was cancelled and reissued in the amount of $800,000.  The reissued line of credit carries an interest rate of 12% with a per draw fee of $1,000 for draws on the line.  The extended due date of June 15, 2007 remained the same.  There was no balance due under the line of credit at March 31, 2007.

In December 2002 the Company obtained a $2,000,000 note payable funding from Whale Investment, Ltd.  The note bears interest at 18%, payable monthly, and is due in December 2005, as extended.  Whale Investment, Ltd. is controlled by an individual who was already a shareholder of the Company at the time of the loan.  The extended note is due December 2005 and the Company paid to Whale Investments $40,000 in cash and 20,000 in common stock valued at $80,000 as consideration for the extension.  The loan was retired with cash generated from operations in August 2005.

FINANCIAL STATEMENTS

See the Condensed Consolidated Financial Statements beginning on page F-1, “Index to Consolidated Financial Statements.”

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees, and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately-negotiated transactions;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, or Regulation S, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders or their respective pledgees, donees, transferees, or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers, or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees, or other successors in interest, may be required to make in respect of such liabilities.

If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

SELLING SECURITY HOLDERS

The Selling Stockholders include (i) 100 accredited investors who purchased 584,000 shares of our Series A Convertible Preferred Stock in a private placement transaction that closed in June 2007, the shares of the Company’s common stock being offered in this registration statement underlie the 584,000 preferred shares; (ii) 417,137 shares of our common stock underlying warrants issued to the preferred shareholders who participated in the June 2007 private offering; and (iii) 194,667 shares of our common stock underlying warrants issued to Taglich Brothers, Inc., the placement agent of our June 2007 private offering transaction. The shares of preferred stock sold in the June 2007 private offering were sold at a price of $10.00 per share.  We received a total of $5,840,000 of gross proceeds in the offering.  In connection with the June 2007 Private Offering, we hired Taglich Brothers, Inc. as our placement agent.  We paid Taglich Brothers, Inc. a cash placement fee of 8% of the gross proceeds from the sale of shares to individuals introduced by Taglich and 4% of gross proceeds from all other participants, or $455,200 as well as a conversion exchange of one warrant for every ten shares issued as a result of the private placement.

This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale of such shares of our common stock from time to time by the selling stockholders.

The securities are being offered by the named selling security holders below. The shares underlie Preferred Stock issued and the table below assumes the exercise of all warrants to purchase common stock owned by the selling stockholders. These factors include, but are not limited to, the other rights associated with the terms of the warrant agreements, whether there is a specific exemption to registration under federal and state securities laws for the exercise, and the specific exercise price of the securities held by each selling security holder and its relation to the market price.

The selling stockholders may from time to time offer and sell, pursuant to this prospectus, up to an aggregate of 2,558,433 shares of our common stock underlying the shares of Preferred Stock now owned by the participants. The selling security holders may upon conversion, from time to time, offer and sell any or all of the shares that are registered under this prospectus, although they are not obligated to do so.

We do not know when or in what amounts the selling stockholders may offer the shares described in this prospectus for sale. The selling security holders may decide not to sell any of the shares that this prospectus covers. Because the selling security holders may offer all or some of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of the shares that the selling stockholders will hold after completion of the offering. For purposes of the following tables, we have assumed that, after completion of the offering, the selling security holders will sell all of the securities that this Prospectus covers.

Name	Number of Shares of Common Stock Owned Before Offering (1)	Number of Shares to Be Offered (2)	Number of Shares Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Hillson Partners LP (4)(5)	420,561	202,380	218,181	2.4%
Meadowbrook Opportunity Fund LLC (3)(6)	161,904	161,904	-	*
Michael N Taglich (4)(7)	294,292	156,201	138,091	1.5%
Robert F Taglich (4)(7)	277,159	156,201	120,958	1.4%
London Family Trust (3)(8)	121,429	121,429	-	*
Robert W Allen & Susan M Allen JTWROS (4)	119,371	101,190	18,181	*
Neal Goldman (3)	101,190	101,190	-	*
E H Arnold (4)	246,644	101,190	145,454	1.6%
Shadow Capital LLC Attn B Kent Garlinghouse (4)(9)	153,679	80,952	72,727	*
John R Bertsch Trust Dtd 12/4/2004 John R Bertsch Trustee (4)	136,952	80,952	56,000	*
Sara Bower Penn TTEE Sara Bower Penn Living Trust Dtd 4/30/02 (4)	80,714	60,714	20,000	*
Dennis Fortin (4)	80,714	60,714	20,000	*
Susan Thorstenn & Magnus Thorstenn JTWROS (3)	50,595	50,595	-	*
Paul Seid (3)	42,500	42,500	-	*
Robert Schroeder (7)	80,880	40,880	40,000	*
John L Palazzola (3)	40,476	40,476	-	*
Videotape Products, Inc (3)(10)	40,476	40,476	-	*
Clyde Berg (3)	40,476	40,476	-	*
Lighthouse Capital LLC (3)(11)	40,476	40,476	-	*
Hillson Private Partners II, LLLP (4)(12)	40,476	40,476	-	*
Sandra L Brecher (3)	30,357	30,357	-	*
William C Steele TTEE William C Steele Living Trust UAD 5-11-98 (4)	44,490	26,309	18,181	*
Keith Becker (3)	24,286	24,286	-	*
Glenn Schabel (3)	24,286	24,286	-	*
Alvin R Bonnette Rev Trust U A Dtd 1/31/85 Alvin R Bonnette Trustee (3)	22,666	22,666	-	*
Thomas J Bean (4)	36,237	20,237	16,000	*
Robert G Moussa (3)	20,237	20,237	-	*
Biscayne National Corp (3)(13)	20,237	20,237	-	*
Albert Esposito & Margaret Esposito JTWROS (3)	20,237	20,237	-	*
William P Kaiser (3)	20,237	20,237	-	*
Peder G Larsen and Margaret S Larsen JTWROS (3)	20,237	20,237	-	*
Mike Taglich POA Tag/Kent Partnership F/B/O Garlinghouse/M Taglich B Taglich (4)(14)	20,237	20,237	-	*
John P Junge & Sue H Junge TTEE FBO Junge Revocable Trust UAD 12-9-91 (3)	17,000	17,000	-	*
RFS Trust U/A/D 12/30/96 Richard F Sherman TTEE (3)	17,000	17,000	-	*
Richard A Kraemer Trust U A/D 12/12/96 Richard A Kraemer TTEE (3)	16,190	16,190	-	*
David L Allen (3)	16,190	16,190	-	*
Robert W Allen Jr (3)	16,190	16,190	-	*
Vincent Palmieri (7)	23,627	13,627	10,000	*
Douglas Hailey (7)	27,263	13,627	13,636	*
Mark Ravich (3)	12,143	12,143	-	*
Frank M Durrance (3)	12,143	12,143	-	*
Kenneth Bodenstein TR Kenneth Bodenstein TTEE Dtd 7/30/84 (3)	12,143	12,143	-	*
Brian F Leonard and Martha E Leonard JT TEN WROS (3)	12,143	12,143	-	*
Mark C Ladendorf & Debra Ladendorf JTWROS (3)	12,143	12,143	-	*
B Roy Smith & Joyce L Smith JTWROS (3)	12,143	12,143	-	*

Name	Number of Shares of Common Stock Owned Before Offering (1)	Number of Shares to Be Offered (2)	Number of Shares Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Arthur H Finnel (3)	11,333	11,333	-	*
Harvey Bibicoff and Jacqueline Bibicoff Trustees of the Bibicoff Family Trust Dtd May 16, 2000 (3)	11,333	11,333	-	*
Michael P Hagerty (4)	20,423	11,333	9,090	*
Robert Whitfield Donegan (3)	11,333	11,333	-	*
Stephen Friedland and Linda Friedland JTWROS (3)	11,333	11,333	-	*
James B Deutsch & Deborah M Deutsch JTWROS (3)	11,333	11,333	-	*
Donald McCulloch & Jacqueline McCulloch JTWROS (3)	11,333	11,333	-	*
Raymond M Beebe & Joan D Beebe JTWROS (3)	10,119	10,119	-	*
Albert C Esposito Brooke Crowley Esposito JT TEN (3)	10,119	10,119	-	*
Dr Baldev S Brar & Dr Gurmukh K Brar JT TENWROS (3)	10,119	10,119	-	*
Robert G Paul (3)	10,119	10,119	-	*
Applebaun Family LTD Partners Irving Applebaum General Ptnr (3)(15)	10,119	10,119	-	*
IRA FBO Russel J Bernier Pershing LLC as Custodian Rollover Account (4)	8,500	8,500	-	*
Lawrence Kane (3)	8,095	8,095	-	*
SEP FBO John Stevens Pershing LLC as Custodian (3)	8,095	8,095	-	*
T Mark Sledge (3)	8,095	8,095	-	*
William Kehl (3)	8,095	8,095	-	*
Angus Bruce Lauralee Bruce (4)	11,735	8,095	3,640	*
Richard Oh (7)	17,534	7,533	10,000	*
Mike Brunone (7)	14,418	7,418	7,000	*
SEP FBO Ronald C Hintz Pershing LLC as Custodian (3)	6,071	6,071	-	*
IRA FBO Arthur Resnikoff Pershing LLC as Custodian Rollover Account (3)	6,071	6,071	-	*
Jeffrey L Sadar & Barbara A Sadar JTWROS (3)	5,666	5,666	-	*
Terry E Hagen and Dawn R Hagen as JTWROS (3)	5,666	5,666	-	*
Tad Wilson (3)	5,666	5,666	-	*
Robert B Cashion (3)	5,666	5,666	-	*
John W Crow (3)	5,666	5,666	-	*
Wulf Paulick & Renate Paulick JTWROS (3)	5,666	5,666	-	*
Steve Redmon & Brenda Redmon JT TEN WROS (3)	5,666	5,666	-	*
Kenneth J Feroldi Nancy J Feroldi JTWROS (3)	5,666	5,666	-	*
IRA FBO Angel Rosario Pershing LLC as Custodian Rollover Account (3)	5,666	5,666	-	*
David J Larkworthy TOD Dtd 1/20/06 (3)	5,666	5,666	-	*
Samuel L Box & Lisa Marsh Box JT TEN WROS (3)	5,666	5,666	-	*
Elliot D Cohen & Bonnie S Cohen JTWROS (3)	5,666	5,666	-	*
Peter S Gold (3)	5,666	5,666	-	*
Ronald Courey (3)	5,666	5,666	-	*
Paul Berko (3)	4,857	4,857	-	*
David G Linville (3)	4,047	4,047	-	*
Joseph F Domenice (3)	4,047	4,047	-	*
Darrell Frost (3)	4,047	4,047	-	*
Charles M Thompson (3)	4,047	4,047	-	*
Dr Richard V Nuttall & Annetta Mets Nuttall JTWROS (3)	4,047	4,047	-	*
Barbara Susca (3)	4,047	4,047	-	*
Walter E Beisler (3)	4,047	4,047	-	*
Michael L Smith & Larry E Smith JT TEN WROS (3)	4,047	4,047	-	*
Joseph Martha (4)	8,047	4,047	4,000	*
Bart & Wendy Baker JTWROS (4)	10,047	4,047	6,000	*
Mark Bourque (3)	4,047	4,047	-	*
Tom C Mina (3)	4,047	4,047	-	*
Ann B Oldfather (3)	4,047	4,047	-	*
Ronald D Cowan (3)	4,047	4,047	-	*
Powell Family Limited Partners C/O Ron Powell (3)(16)	4,047	4,047	-	*
John J Resich Jr TTEE John J Resich Jr RET Trust (3)	4,047	4,047	-	*

Name	Number of Shares of Common Stock Owned Before Offering (1)	Number of Shares to Be Offered (2)	Number of Shares Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Mary M Schnurer (3)	4,047	4,047	-	*
Stephen C Radocchia (3)	4,047	4,047	-	*
John Faure (3)	4,047	4,047	-	*
Thomas R Jennett & Jodi K Jennett JT TEN WROS (3)	4,047	4,047	-	*
Mavin J Loutsenhizer (4)	8,047	4,047	4,000	*
Valdemar Skov (3)	4,047	4,047	-	*
Peter Carroll & Maureen Carroll JT/WROS (3)	4,047	4,047	-	*
Russell Bernier (7)	6,280	1,560	4,720	*

(1)	The Selling Stockholders have no obligations to sell all or any of their shares.
(2)	Assumes all shares offered are sold.
(3)
Each of these Selling Stockholders, who names as listed above include a reference to this footnote 3, purchased Series A Convertible Preferred Stock in an accredited investor-only private offering that was completed in June 2007.  This transaction provided each of the accredited investors shares at $10.00, with a conversion feature at $3.00 per share. Gross proceeds of the transaction were valued at $5,840,000.  Participants also received a warrant to purchase 1,000 shares of common stock for every $14,000 in Original Issue Price.  The placement agent for the transaction was Taglich Brothers, Inc. which received 8% commission on shares issued to individuals introduced by Taglich and 4% for all other participants, paid in cash as well as a conversion exchange of one warrant for every ten shares issued as a result of the private placement in June 2007. For details of the members of Taglich brothers who received said warrants, please see Footnote 7. Except for the purchase of shares in such offering, none of these Selling Stockholders have been involved in any material transaction with Park City Group or had any material relationship with Park City Group during the last three years.  Information about other Selling Stockholders is set forth in footnotes 4-16 below.

(4)
Each of these Selling Stockholders, who names as listed above include a reference to this footnote 4, purchased Series A Convertible Preferred Stock in an accredited investor-only private offering as described in footnote (3).  The participants whose names include reference to this footnote 4 also participated directly or indirectly in a private offering with Park City Group in June 2006, shares purchased in the June 2006 offering are listed as shares owned after offering and are not included in this registration statement.

(5)	Daniel Abramowitz as president of Hillson Partners LP has voting and/or investment power over these securities.
(6)	Michael Ragins as Manager of Meadowbrook Opportunity Fund LLC has voting and/or investment power over these securities.
(7)
Each of these Selling Stockholders, who names as listed above include a reference to this footnote 16, has advised us that they are affiliated with a broker-dealer, Taglich Brothers, Inc., and that it purchased these securities solely for investment and not with a view to or for resale or distribution of such securities.  These stockholders received warrants to purchase common stock as commission for the transaction described in Footnote 3.  Number of shares received are as follows:

Mr. M. Taglich	55,011
Mr. R. Taglich	55,011
Mr. Schroeder	40,880
Mr. Hailey	13,627
Mr. Palmieri	13,627
Mr. Oh	7,533
Mr. Brunone	7,418
Mr. Bernier	1,560

(8)	Robert S London and Heath H London are the joint trustees of the London Family Trust and have voting and/or investment power over these securites.
(9)	B Kent Garlinghouse as Manager of Shawdow Capital LLC has voting and /or investment power over these securities.
(10)	John L Palazzola as President of Videotape Products, Inc has voting and/or investment power over these securities.
(11)	Lloyd B Emberg as Managing Member of Lighthouse Capital LLC has voting and/or investment power over these securities.
(12)	Daniel Abramowitz as president of Hillson Private Partners II, LLLP has voting and/or investment power over these securities.
(13)	Milton J Wallace as president of Biscayne National Corp has voting and/or investment power over these securities.
(14)	Michael Taglich as power of attorney of Tag/Kent Partnership has voting and/or investment power over these securities.
(15)	Irvine Applebaum as General Partner of Applebaum Family LTD Partners has voting and/or investment power over these securities.
(16)	Ron Powell as General Partner of Powell Family Limited Partners has voting and/or investment power over these securities.

EXPERTS

The consolidated balance sheet of Park City Group as of June 30, 2006, and the consolidated statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2006 and 2005, have been audited by HJ& Associates, LLC, independent registered public accountants, as set forth in their report thereon.

LEGAL MATTERS

The validity of the common stock to be sold by the selling stockholders under this prospectus will be passed upon for us by Cohne, Rappaport & Segal.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 16, 2005 we filed a Form 8-K to announce the dismissal of our previous independent registered public accounting firm and the appointment of HJ & Associates, LLC as our new independent registered public accounting firm. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, please refer to the registration statement and to the exhibits filed with it.

The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at the public reference facility of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facility by calling the SEC at 1-800-SEC-0330. The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval system, and is publicly available through the SEC’s Website located at http://www.sec.gov.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2006 and March 31, 2007 (unaudited)	F-3

Consolidated Statement of Operations for the years ended June 30, 2006 and 2005 and the three and nine months ended March 31, 2007 and 2006 (unaudited)	F-4

Consolidated Statement of Stockholders’ Deficit for the years ended June 30, 2006 and 2005 and the nine months ended March 31, 2007 (unaudited)	F-5

Consolidated Statement of Cash Flows for the years ended June 30, 2006 and 2005 and the nine months ended March 31, 2007 and 2006 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of
Park City Group, Inc and Subsidiaries
Park City, Utah

We have audited the accompanying consolidated balance sheet of Park City Group, Inc. and Subsidiaries as of June 30, 2006, and the consolidated statements of operations, stockholders' deficit and cash flows for the years ended June 30, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park City Group, Inc. and Subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for the years ended June 30, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
September 22, 2006

PARK CITY GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

Assets	March 31, 2007 (unaudited)	June 30, 2006

Current Assets:
Cash and cash equivalents	$783,596	$3,517,060
Marketable securities	64,158	-
Receivables, net of allowance of $41,133 and $126,324 at March 31, 2007 and June 30, 2006, respectively	390,578	103,190
Unbilled receivables	190,036	237,641
Prepaid expenses and other current assets	252,132	173,687

Total current assets	1,680,500	4,031,578

Property and equipment, net	452,448	84,741

Other assets:
Deposits and other assets	27,401	29,958
Capitalized software costs, net	921,483	680,187

Total other assets	948,884	710,145

Total assets	$3,081,832	$4,826,464

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$252,042	$112,136
Accrued liabilities	399,669	230,062
Deferred revenue	459,504	648,686
Line of credit	100,000	-
Current portion of capital lease obligations	70,968	16,774
Derivative liability	-	489,624

Total current liabilities	1,282,183	1,497,282

Long-term liabilities:
Long-term note payable, net of discount of $53,350 at March 31, 2007 and $97,404 at June 30, 2006, respectively	1,886,650	1,842,596
Capital lease obligations, less current portion	233,867	4,948

Total long-term liabilities	2,120,517	1,847,544

Total liabilities	3,402,700	3,344,826

Commitments and contingencies

Stockholders' equity (deficit):
Preferred stock, $0.01 par value, 30,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value, 50,000,000 shares authorized;8,948,476 and 8,931,234 issued and outstanding at March 31, 2007 and June 30, 2006, respectively	89,485	89,312
Additional paid-in capital	20,554,809	20,564,933
Accumulated deficit	(20,965,162)	(19,172,607)

Total stockholders' equity (deficit)	(320,868)	1,481,638

Total liabilities and stockholders' equity (deficit)	$3,081,832	$4,826,464

The accompanying notes are an integral part of the consolidated financial statements

PARK CITY GROUP INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Three Months Ended March 31,		Nine Months Ended March 31,		Year Ended June 30,
	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)	2006	2005

Revenues:
Software licenses	$46,578	$573,900	$71,878	$3,434,927	$3,626,821	$479,615
Maintenance and support	321,200	535,311	1,166,516	1,750,068	2,271,997	2,312,308
Application service provider (ASP)	26,251	48,525	70,834	147,675	182,083	104,367
Consulting and other	104,120	211,952	335,503	849,539	1,004,224	735,522

	498,149	1,369,688	1,644,731	6,182,209	7,085,125	3,631,812

Cost of revenues	404,195	396,976	1,044,217	1,219,048	1,586,535	1,448,726

Gross margin	93,954	972,712	600,514	4,963,161	5,498,590	2,183,086

Operating expenses:
Research and development	137,778	225,180	361,131	684,776	292,191	1,019,411
Sales and marketing	376,924	395,055	981,263	988,688	1,375,794	1,337,318
General and administrative	507,312	418,777	1,496,943	1,048,370	1,518,092	2,055,940

Total operating expenses	1,022,014	1,039,012	2,839,337	2,721,834	3,186,077	4,412,669

Income (loss) from operations	(928,060)	(66,300)	(2,238,823)	2,241,327	2,312,513	(2,229,583)

Other income (expense):
Gain on derivative liability	-	-	88,785	-	(34,513)	-
Gain on recovery of bad debts	52,344	-	52,344	-	-	-
Unrealized gain on marketable securities	11,814	-	11,814	-	-	-
Interest expense	(48,271)	(319,491)	(107,514)	(817,066)	(884,404)	(1,178,454)

Income (loss) before income taxes	(912,173)	(385,791)	(2,193,394)	1,424,261	1,393,596	(3,408,037)

(Provision) benefit for income taxes	-	-	-	-	-	-

Net income (loss)	$(912,173)	$(385,791)	$(2,193,394)	$1,424,261	$1,393,596	$(3,408,037)

Weighted average shares, basic	8,934,000	5,750,000	8,932,000	5,684,000	6,084,000	5,489,000
Weighted average shares, diluted	8,934,000	5,750,000	8,932,000	5,850,000	6,263,000	5,489,000
Basic income (loss) per share	$(0.10)	$(0.07)	$(0.25)	$0.25	$0.23	$(0.62)
Diluted income (loss) per share	$(0.10)	$(0.07)	$(0.25)	$0.24	$0.22	$(0.62)

The accompanying notes are an integral part of the consolidated financial statements

PARK CITY GROUP, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders’ Deficit
Years Ended June 30, 2006 and 2005 and Nine Months Ended March 31, 2007

	Common Stock		Additional Paid-in	Treasury	Accumulated
	Shares	Amount	Capital	Stock	Deficit	Total

Balance, July 1, 2004	5,374,323	$53,743	$11,966,546	$-	$(17,158,166)	$(5,137,877)

Common stock issued for:
Compensation	173,817	1,738	470,517	-	-	472,255
Services	14,320	143	39,617	-	-	39,760
Settlement	41,300	413	164,787	-	-	165,200
Debt refinancing	4,500	45	15,705	-	-	15,750
Cash, net of offering costs	42,857	429	149,571	-	-	150,000

Net loss	-	-	-	-	(3,408,037)	(3,408,037)

Balance, June 30, 2005	5,651,118	56,511	12,806,743	-	(20,566,203)	(7,702,949)

Common stock issued for:
Compensation	74,248	742	204,105	-	-	204,847
Debt refinancing	4,500	45	15,705	-	-	15,750
Debt conversion	1,324,693	13,247	3,460,356	-	-	3,473,603
Exercise of options	58,571	586	116,557	-	-	117,143
Cash, net of offering costs	1,818,182	18,181	3,961,467	-	-	3,979,648

Net income	-	-	-	-	1,393,596	1,393,596

Balance, June 30, 2006	8,931,312	89,312	20,564,933	-	(19,172,607)	1,481,638

Cumulative-effect adjustment of adopting FSP EITF 00-19-2 (note 20)	-	-	-	-	400,839	400,839

Balance, June 30, 2006, as adjusted	8,931,312	89,312	20,564,933	-	(18,771,768)	1,882,477

Cancellation of partial shares (unaudited)	(546)	(4)	(170)	-	-	(174)
Offering cost associated with issuance of stock (unaudited)			(50,876)			(50,876)
Common stock issued for:
Compensation (unaudited)	17,710	177	40,922	-	-	41,099

Net loss (unaudited)	-	-	-	-	(2,193,394)	(2,193,394)

Balance, March 31, 2007 (unaudited)	8,948,476	$89,485	$20,554,809	$-	$(20,965,162)	$(320,868)

The accompanying notes are an integral part of the consolidated financial statements

PARK CITY GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Nine Months Ended March 31, (unaudited)		Years Ended June 30,
	2007	2006	2006	2005
Cash flows from operating activities:
Net (loss) income	$(2,193,394)	$1,424,261	$1,393,596	$(3,408,037)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	168,624	255,152	288,433	337,851
Bad debt expense	(32,847)	(6,696)	70,324	358,158
Gain from derivative liability	(88,785)	-	34,513	-
Gain on recovery of bad debt	(52,344)	-	-	-
Unrealized gain on marketable securities	(11,814)	-	-	-
Stock issued for services and expenses	41,099	139,849	204,849	677,215
Stock issued for interest	-	294,334	-	-
Amortization of discounts on debt	44,052	215,093	224,389	177,506
(Increase) decrease in:
Trade Receivables	(254,541)	(550,681)	153,700	457,786
Unbilled receivables	47,605	-	(208,515)	(29,125)
Prepaids and other assets	(75,888)	(68,361)	(141,585)	169,109
(Decrease) increase in:
Accounts payable	139,906	(264,823)	(516,262)	301,227
Accrued liabilities	169,607	(6,705)	(86,646)	(108,377)
Deferred revenue	(189,182)	124,542	(234,738)	(228,490)
Related party payable	-	97,000	97,000	-
Accrued interest, related party	-	(848,258)	(553,924)	500,859

Net cash provided by (used in) operating activities	(2,287,902)	804,707	725,134	(794,318)

Cash Flows From Investing Activities:
Purchase of property and equipment	(125,127)	(20,445)	(22,146)	(35,345)
Capitalization of software costs	(352,369)	-	(564,651)	-
Proceeds from disposal of property	-	-	-	3,400

Net cash used in investing activities	(477,496)	(20,445)	(586,797)	(31,945)

Cash Flows From Financing Activities:
Net proceeds (payments) in lines of credit	100,000	(409,901)	(716,743)	619,743
Proceeds from issuances of stock, net of offering costs of $51,051 and $431,577 for March 31, 2007 and June 30, 2006, respectively	(51,051)	-	4,434,764	150,000
Payment to extend note	-	(9,000)	(9,000)	(9,000)
Proceeds from debt	-	1,833,300	1,833,300	-
Payments on notes payable and capital leases	(17,015)	(2,367,406)	(2,373,268)	(37,627)

Net cash provided by financing activities	31,934	(953,007)	3,169,053	723,116

Net increase (decrease) in cash and cash equivalents	(2,733,464)	(168,745)	3,307,390	(103,147)

Cash and cash equivalents at beginning of period	3,517,060	209,670	209,670	312,817

Cash and cash equivalents at end of period	$783,596	$40,925	$3,517,060	$209,670

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$-	$-	$-	$-

Cash paid for interest	$147,288	$1,028,888	$1,177,320	$460,085

The accompanying notes are an integral part of the consolidated financial statements

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

1.          Summary of Significant Accounting Policies, Organization and Principles of Consolidation

Business Activity
Park City Group, Inc. and Subsidiaries (the “Company”) designs, develops, markets and supports proprietary software products.  These products are designed to be used in retail businesses having multiple locations to assist in the management of business operations on a daily basis and communicate results of operations in a timely manner.   The principal markets for the Company's products are retail companies, financial services, branded food manufacturers and display manufacturing companies which have operations in North America and, to a lesser extent, in Europe and Asia.

Principles of Consolidation
The financial statements presented herein reflect the consolidated financial position of Park City Group, Inc. and Subsidiaries.  All inter-company transactions and balances have been eliminated in consolidation.

Unaudited Interim Financial Statements
The accompanying unaudited interim financial statements as of March 31, 2007 and for the three and nine months ended March 31, 2007 and 2006 have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation on the financial information set forth herein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to SEC rules and regulations, although the Company believes that the following disclosures, when read in conjunction with the audited annual financial statements and the notes thereto, are adequate to make the information presented not misleading.  The results for the three and nine months ended March 31, 2007 are not necessarily indicative of future results.

Use of Estimates and Reclassifications
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that materially affect the amounts reported in the consolidated financial statements.  Actual results could differ from these estimates.  The methods, estimates and judgments the Company uses in applying its most critical accounting policies have a significant impact on the results it reports in its financial statements.  The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of the Company’s financial condition and results, and require the Company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain.  Based on this definition, the Company’s most critical accounting policies include:  revenue recognition, allowance for doubtful accounts, capitalization of software development costs and impairment of long-lived assets.

Cash and Cash Equivalents
The Company considers all short-term instruments with an original maturity of three months or less to be cash equivalents.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Concentration of Credit Risk and Significant Customers
The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers.  Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which when realized have been within the range of management's expectations.  The Company does not require collateral from its customers.

The Company's accounts receivable are derived from sales of products and services primarily to customers operating multi-location retail and grocery stores.  At June 30, 2006, net accounts receivable includes amounts due from customers totaling $103,190.

During the year ended June 30, 2006, the Company received approximately $4.57 million of its revenue from new customers and approximately $2.5 million in revenue from existing customers for continued support and additional license sales.

During the year ended June 30, 2006 and 2005, the Company had sales to major customers that exceeded 10 percent of revenues are as follows:

2006
Customer A	$3,547,185

2005
Customer B	$489,045
Customer C	$374,249

The Company also has an account receivable from a major customer as of June 30, 2006 as follows:

Customer D	$141,623

Allowance for Doubtful Accounts Receivable
The Company offers credit terms on the sale of the Company’s products to a significant majority of the Company’s customers and require no collateral from these customers. The Company performs ongoing credit evaluations of the Company’s customers’ financial condition and maintains an allowance for doubtful accounts receivable based upon the Company’s historical experience and a specific review of accounts receivable at the end of each period. As of June 30, 2006, the allowance for doubtful accounts was $126,324.

Depreciation and Amortization
Depreciation and amortization of property and equipment is computed using the straight line method based on the following estimated useful lives:

Years
Furniture and fixtures	7
Computer equipment	3
Leasehold improvements	see below

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Leasehold improvements are amortized over the shorter of the remaining lease term or the estimated useful life of the improvements.

Warranties
The Company offers a limited warranty against software defects for a general period of ninety days.  Customers who are not completely satisfied with their software purchase may attempt to be reimbursed for their purchases outside the warranty period.  The Company accrues amounts for such warranty settlements that are probable and can be reasonably estimated.

Revenue Recognition
Revenue from the sale of software licenses is recognized upon delivery of the software unless specific delivery terms provide otherwise.  If not recognized upon delivery, revenue is recognized upon meeting specified conditions, such as, meeting customer acceptance criteria.  In no event is revenue recognized if significant Company obligations remain.  Customer payments are typically received in part upon signing of license agreements, with the remaining payments received in installments pursuant to the agreements.  Until revenue recognition requirements are met, the cash payments received are treated as deferred revenue.

Maintenance and support services that are sold with the initial license fee are recorded as deferred revenue and recognized ratably over the initial service period.  Revenues from maintenance and other support services provided after the initial period are generally paid in advance and are recorded as deferred revenue and recognized on a straight-line basis over the term of the agreements.

Consulting service revenues are recognized in the period that the service is provided or in the period such services are accepted by the customer if acceptance is required by agreement.

ASP Services are sold, on a contractual bases, for one or more years.  These fees are collected in advance of the services being performed and the revenue is recognized ratably over the respective months, as services are provided.

Software Development Costs
The Company accounts for research and development costs in accordance with several accounting pronouncements, including SFAS No. 2, Accounting for Research and Development Costs, and SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS No. 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers

From inception through January 2001, the Company viewed the software as an evolving product.  Therefore, all costs incurred for research and development of the Company's software products through January 2001 were expensed as incurred.  During January 2001, technological feasibility of a major revision to the Company's Fresh Market Manager and the Company's ActionManager 4x development platform was established.  Development costs for Fresh Market Manager software incurred from January 2001 through September 2002, totaling $1,063,515, were capitalized.  These costs are being amortized on a straight-line basis over four years, beginning in September 2002 when the product was available for general release to customers. During 2006 and 2005, $265,876 of the capitalized development costs were amortized into expense each year.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In July 2005 the Company reached technological feasibility on 1 new product and 2 major enhancements to existing product offerings.  During the period July 2005 through June 2006 the Company capitalized $613,717 of development costs associated with these products and enhancements.  We anticipate these products being available for general release in the later part of FY2007.  We will continue capitalization until that time.

Research and Development Costs
Research and development costs include personnel costs, engineering, consulting, and contract labor and are expensed as incurred for software that has not achieved technological feasibility.

Income Taxes
The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  This method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Earnings Per Share
The computation of basic (loss) earnings per common share is based on the weighted average number of shares outstanding during each year.  The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year, plus the common stock equivalents that would arise from the exercise of stock options and warrants outstanding, using the treasury stock method and the average market price per share during the year.  Options and warrants to purchase 990,125 and 1,052,760 shares of common stock at prices ranging from $1.50 to $7.00 per share were outstanding at June 30, 2006 and 2005, respectively.  Of these 431,807 and 1,052,760 for 2006 and 2005, respectively, were not included in the diluted loss per share calculation because the effect would have been anti-dilutive.  The shares used in the computation of the Company's basic and diluted earnings per common share are reconciled as follows:

	Three months ended March 31, (unaudited)		Nine months ended March 31, (unaudited)		Year ended June 30,
	2007	2006	2007	2006	2006	2005

Weighted average	8,934,000	5,750,000	8,932,000	5,684,000	6,084,000	5,489,000

Dilutive effect of options and warrants	-	-	-	166,000	179,000	-

Weighted average shares outstanding assuming dilution	8,934,000	5,750,000	8,932,000	5,850,000	6,263,000	5,489,000

Stock-Based Compensation
The Financial  Accounting Standards Board issued Statement of Financial Accounting Standards No.  123, “Accounting for Stock-Based Compensation” (FAS 123) which established financial accounting and reporting standards for stock-based compensation.  The new standard defines a fair value method of accounting for an employee stock option or similar equity  instrument.  This statement gives entities the choice between adopting the fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No.  25 with footnote disclosures of the pro forma effects if the fair value method had been adopted.  The Company has opted for the latter approach.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Had compensation expense for the Company’s option plan been determined based on fair value at the grant dates, as prescribed in SFAS No. 123 as amended by SFAS No. 148, the Company’s net income (loss) would have been as follows:

	Year Ended June 30, 2006	Year Ended June 30, 2005	Three Months ended March 31, 2006 (unaudited)	Nine Months Ended March 31, 2006 (unaudited)
Net Income (loss)
As reported	$1,393,596	$(3,408,037)	$(385,791)	$1,424,261
Pro forma	$1,113,946	$(4,038,715)	$(385,791)	$1,409,936

Income (loss) per common share-basic-as reported	$0.23	$(0.62)	$(0.07)	$0.25
Income (loss) per common share-diluted-as reported	$0.22	$(0.62)	$(0.07)	$0.24

Income (loss) per common share-basic-pro forma	$0.18	$(0.74)	$(0.07)	$0.25
Income (loss) per common share-diluted-pro forma	$0.18	$(0.74)	$(0.07)	$0.24

The weighted-average grant-date fair value of options granted during year ended June 30,  2006 and 2005 were $3.00 and $3.24 per share, respectively.  The fair value for the options granted in 2006 and 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	6/30/06	6/30/05
Risk-free interest rate	4.34% - 5.16%	1.63% - 3.73%
Expected life (in years)	2 – 5	2 - 10
Expected volatility	369.58%	404.47%
Expected dividend yield	0.00%	0.00%

The following table summarizes information about fixed stock options and warrants outstanding at June 30, 2006:

	Options and Warrants Outstanding at June 30, 2006			Options and Warrants Exercisable at June 30, 2006
Range of exercise prices	Number Outstanding at June 30, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Number Exercisable at June 30, 2006	Weighted average exercise price

$1.50 - $2.50	558,318	1.62	$ 1.98	558,318	$ 1.98
$3.00 - $4.00	421,807	4.25	3.51	421,807	3.53
$7.00	10,000	0.36	7.00	10,000	7.00

	990,125	2.74	$ 2.69	990,125	$ 2.69

The following tables summarize information about fixed stock options and warrants outstanding and exercisable at March 31, 2007:

	Options and Warrants Outstanding at March 31, 2007			Options and Warrants Exercisable at March 31, 2007

Range of exercise prices	Number Outstanding at March 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number Exercisable at March 31, 2007	Weighted average exercise price

$1.50 - $2.50	538,318	0.91	$ 1.98	538,318	$ 1.98
$3.00 - $4.00	410,495	3.61	3.50	410,495	3.50

	948,813	2.09	$ 2.64	948,813	$ 2.64

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Fair Value of Financial Instruments
The Company's financial instruments consist of cash, receivables, payables, accruals and notes payable.  The carrying amount of cash, receivables, payables and accruals approximates fair value due to the short-term nature of these items.  The notes payable also approximate fair value based on evaluations of market interest rates.

2.          Liquidity

As shown in the consolidated financial statements for the fiscal year ended, June 30, 2006, the Company has achieved positive cash flow provided by operations in the amount of $725,134, compared to a ($794,318) cash deficit from operations in FYE 2005. Furthermore, during Fiscal Year Ending, June 30, 2006, the Company restructured its debt and equity portfolio, refinancing note payables and paying off a revolving line of credit from its net proceeds of issuing 3,636,364 shares of restricted common stock.. The total net proceeds to the company from this sale were approximately $4,570,000. The Company anticipates a comparative reduction in interest costs by approximately $800,000 during Fiscal Year Ending, June 30, 2007.

In addition, the Company believes that cash flow from new business development and renewed contracts, as well as a reduction of liabilities from $8,772,879 to $3,344,826 combined with access to a $1.9 million revolving line of credit will provide the funds necessary to operate, and will allow the Company to fund its currently anticipated working capital, capital spending and debt service requirements during the year ended June 30, 2007.

For the year ended, June 30, 2006, the Company experienced a surge in revenue. The 95% increase in total comparative revenue, including seven new Supply Chain Profit Link business contracts that were initiated in 2006, the Company’s anticipated release of SR5, and 2 new significant enhancements to existing products will provide current and future operating cash flows. The Company believes that anticipated revenue growth will allow the Company to meet its minimum operating cash requirements for Fiscal Year 2007. The financial statements do not reflect any adjustments should the Company’s operations not be achieved.

Although the Company anticipates that it will meet its working capital requirements primarily through increased revenue, pay-downs on debt and other liabilities while controlling costs there can be no assurances that the Company will be able to meet its working capital requirements.  Should the Company desire to raise additional equity or debt financing, there are no assurances that the Company could do so on acceptable terms.

As shown in the consolidated condensed financial statements, the Company had a loss of ($2,193,394) for the nine months ending March 31, 2007 and net income of $1,424,261 for the nine months ending March 31, 2006. The difference is due to a large one-time, non-recurring sale in August 2005. Current assets were in excess of current liabilities at March 31, 2007, giving the Company working capital of $398,317. The Company had negative cash flow from operations during the nine months ended March 31, 2007.

The Company believes that current working capital and cash flows from sales will allow the Company to fund its currently anticipated capital spending and debt service requirements during the year ended June 30, 2007. The financial statements do not reflect any adjustments should the Company’s working capital operations and other financing be insufficient to meet spending and debt service requirements.

3.          Receivables

Trade receivables consist of the following as of:

	March 31, 2007	June 30, 2006
Trade accounts receivable	$431,711	$229,514
Allowance for doubtful accounts	(41,133)	(126,324)
	$390,578	$103,190

Unbilled receivables consists of amounts due under contractual arrangements as of June 30, 2006 for which invoices were sent subsequent to June 30, 2006.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

4.         Property and Equipment

Property and equipment are stated at cost and consist of the following as of:

	March 31, 2007	June 30, 2006
Computer equipment	$402,534	$1,455,396
Furniture and equipment	318,961	207,251
Leasehold improvements	126,063	85,795
	847,558	1,748,442
Less accumulated depreciation and amortization	(395,110)	(1,663,701)
	$452,448	$84,741

5.          Capitalized Software Costs

Capitalized software costs consist of the following as of:

	March 31, 2007	June 30, 2006
Capitalized software costs	$2,029,603	$1,677,234
Less accumulated amortization	(1,108,120)	(997,047)
	$921,483	$680,187

Estimated aggregate amortization expenses for each of the next five years is as follows:

Year ending June 30:
2007	$66,470
2008	153,429
2009	153,430
2010	153,429
2011	153,429
$680,187

6.          Accrued Liabilities

Accrued liabilities consist of the following as of:

	March 31, 2007	June 30, 2006
Accrued vacation	$129,785	$110,717
Accrued compensation	115,265	59,185
Accrued legal fees	53,227	36,000
Other accrued liabilities	50,572	19,160
Sales taxes payable	25,043	—
Accrued board compensation	20,000	5,000
Accrued interest	5,777	—
	$399,669	$230,062

7.          Related Party Line of Credit

In February 2006 the Company arranged an unsecured, revolving line of credit with Riverview Financial Corp, a wholly owned affiliate of the Company’s CEO.  The line bears interest at 12% with a fee for advances, and is repaid as funds availability permits.  The line of credit expires on June 15, 2007.  The limit on this line of credit is $800,000; there was no balance due at June 30, 2006 or March 31, 2007.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

8.          Derivative Liability

In conjunction with raising capital through the issuance of convertible debt, the Company has issued various warrants that have registration rights for the underlying shares.  As the contracts must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19,“Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s own Stock,” the net value of the warrants at the date of issuance was recorded as a derivative liability on the balance sheet as of June 21, 2006 $ 455,111 and the change in fair value from the date of issuance to June 30, 2006 has been included as a loss on derivative liability in the amount of $ 34,513 reflected on the Consolidated Statement of Operations. The total derivative liability as of June 30, 2006 was $489,624.  In accordance with FSP EITF 00-19-2 the derivative liability as of March 31, 2007 has been eliminated and the change in fair value from June 30, 2006 to March 31, 2007, “the cumulative adjustment” has been reflected as an adjustment to Retained Earnings in the amount of $400,839.

9.          Long-Term Notes Payable and Capital Lease Obligations

The Company had the following long-term notes payable and capital lease obligations at June 30, 2006:

Note payable to a Bank bearing interest at 6.7%, due March 31, 2008, secured by a certificate of deposit issued by the same bank in and held in the name of Riverview Financial Corp., net of discount of $97,404	$1,842,596

Note payable to Riverview bearing interest at 12% compounding, due July 31, 2007, unsecured, net of discount of $122,992	-

Capital lease obligation on computer equipment, due in monthly installments of $3,303 decreasing through December 2007, imputed interest rates of 10.9%	21,722
1,864,318
Less current portion of capital lease obligations	(16,774)
$1,847,544

Maturities of long-term debt and capital lease obligations at June 30, 2006 are as follows:

Year ending June 30:
2007	$16,774
2008	1,847,544
$1,864,318

Capital Leases:  Amortization expense related to capitalized leases is included in depreciation expense and was $29,350 and $25,926 for the years ended June 30, 2006 and 2005, respectively.  Accumulated depreciation was $88,159 at June 30, 2006.  This amortized depreciation expenses relates to $122,825 of equipment purchased under capital lease agreements of which $54,908 is still under capital lease at June 30, 2006.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

10.        Deferred Revenue

Deferred revenue consisted of the following as of:

	March 31, 2007	June 30, 2006
License sales	$-	$17,817
Consulting services	27,492	118,020
Maintenance and support	432,012	512,849
	$459,504	$648,686

11.        Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable differences.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax liabilities consists of the following components as of June 30, 2006:

Deferred tax assets:
NOL Carryover	$2,032,290
Depreciation	58,260
Allowance for Bad Debts	57,655
Accrued Expenses	296,165

Deferred tax liabilities
Valuation allowance	(2,444,370)
Net deferred tax asset	$-

The income tax provision differs form the amounts of income tax determined by applying the US federal income tax rate to pretax income from continuing operations for the years ended June 30, 2006 and 2005 due to the following:

Book Income	$543,310
Stock for Services	128,960
Life Insurance	34,220
Meals and Entertainment	5,065
NOL Utilization	(711,555)
Other
Valuation allowance	-
$-

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

At June 30, 2006, the Company had net operating loss carryforwards of approximately $5,200,000 that may be offset against future taxable income from the year 2006 through 2026.  No tax benefit has been reported in the June 30, 2006 consolidated financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations.  Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

12.        Supplemental Disclosure of Cash Flow Information

Interest paid during the years ended June 30, 2006 and 2005 was $1,177,320 and $460,085, respectively.  No income taxes were paid during the years ended June 30, 2006 or 2005.

Non-Cash Transactions Disclosure for the years ended June 30:

	2006	2005
Common stock issued for debt refinancing	$15,750	$15,750
Common stock issued for debt conversion	$3,473,606	$-
Property and Equipment purchased by capital lease	$24,703	$35,345

Non-Cash Transactions Disclosure for the nine months ended March 31, 2007:

Property and Equipment purchased by capital lease	$300,130

13.        Commitments and Contingencies

Operating Leases.
Under terms originally entered into in September 1998 for office space the Company is currently paying $10,500 on a month-to-month basis.  Total rent expense under this agreement for each of the years ended June 30, 2006 and 2005 was $122,000 and $114,000, respectively. The Company is currently negotiating a new office space lease agreement at another location.

The Company has entered into a lease at 3160 Pinebrook Drive, Park City, UT, 84098 and anticipates relocating to the new facility on or about November 1, 2006, possession to be determined by timing of build-out of leasehold improvements.  The Company will lease approximately 10,000 square feet for a period of 3 years, with an option to renew for an additional 3 year increments.  Monthly rent is $11,438 with annual increases of 3%.

14.        Employee Benefit Plan

The Company offers an employee benefit plan under Benefit Plan Section 401(k) of the Internal Revenue Code.  Employees who have attained the age of 21 are eligible to participate.  The Company, at its discretion, matches 50% of the first 4% of each employee's contributions. The Company currently does not match employee contributions.  There were no expenses for the years ended June 30, 2006 and 2005.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

15.        Stock Compensation Plans

Stock in Lieu of Cash Compensation. Beginning October 1, 2002, officers and management of the Company received a portion of their compensation in common stock of the Company.  The number of shares was calculated based on the fair value of the shares at the end of each payroll period, with a floor price of $2.50 per share.  During the year ended June 30, 2006 46,893 shares were issued with a fair value of $139,473.

Officers and Directors Stock Compensation. In February 2004 to be effective January 2004, the Board of Directors approved the following compensation for directors who are not employed by the Company.

•	Annual cash compensation of $10,000 payable at the rate of $2,500 per quarter. The Company has the right to pay this amount in the form of shares of common stock of the Company.
•
Annual options to purchase $20,000 of the Company restricted common stock at the market value of the shares on the date of the grant, which is to be the first day the stock market is open in January of each year.

•	Reimbursement of all travel expenses related to performance of Directors duties on behalf of the Company.

As of June 30, 2006 there were outstanding to directors fully vested options outstanding to purchase 53,334 common shares at $2.00 to $7.00 per share, and expiring at various dates through January 2008.

Officers, Key Employees, Consultants and Directors Stock Compensation
In January 2000, the Company entered into a non-qualified stock option & stock incentive plan.  Officers, key employees, consultants and directors of the Company are eligible to participate.  The maximum aggregate number of shares which may be granted under this plan was originally 20,000 and was subsequently amended to 40,000 on March 8, 2000.  The plan is administered by a Committee.  The exercise price for each share of common stock purchasable under any incentive stock option granted under this plan shall be not less than 100% of the fair market value of the common stock, as determined by the stock exchange on which the common stock trades on the date of grant.  If the incentive stock option is granted to a shareholder who possesses more than 10% of the Company's voting power, then the exercise price shall be not less than 110% of the fair market value on the date of grant.  Each option shall be exercisable in whole or in installments as determined by the Committee at the time of the grant of such options.  All incentive stock options expire after 10 years.  If the incentive stock option is held by a shareholder who possesses more than 10% of the Company's voting power, then the incentive stock option expires after five years.  If the option holder is terminated, then the incentive stock options granted to such holder expire no later than three months after the date of termination.  For options holders granted incentive stock options exercisable for the first time during any fiscal year and in excess of $100,000 (determined by the fair market value of the shares of common stock as of the grant date), the excess shares of common stock shall not be deemed to be purchased pursuant to incentive stock options.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

A schedule of the options and warrants at June 30, 2006 is as follows:

	Number of
	Options	Warrants	Price per Share
Outstanding at July 1, 2004	66,181	1,437,224	$1.50-37.50
Granted	85,980	128,571	$1.50-3.50
Exercised	-	-	-
Called	-	-	-
Cancelled	(21,020)	(10,500)	$1.50-4.00
Expired	(22,210)	(611,465)	$2.00-37.50

Outstanding at June 30, 2005	108,931	943,830	$1.50-7.00
Granted	13,334	261,818	$3.00-3.65
Exercised	-	(58,572)	$2.00
Called	-	-	-
Cancelled	-	-	-
Expired	(28,977)	(250,239)	$1.50-4.00

Outstanding at June 30, 2006	93,288	896,837	$1.50-7.00
Granted	-	-	-
Exercised	-	-	-
Called	-	-	-
Cancelled	-	-	-
Expired	41,312	-	$2.00-7.00

Outstanding at March 31, 2007	51,976	896,837	$1.50-4.00

16.        Related Party Transactions

In March 2006, the Company obtained a Note Payable from a bank in the amount of $1,940,000.  Riverview Financial Corporation (Riverview), a wholly owned affiliate of the Company’s CEO, currently is the guarantor on this note payable and receives a fee of 3% of the outstanding balance of the note payable as consideration for the guarantee.  See note 9.

The Company has a revolving Line of Credit with Riverview to cover short term cash needs pursuant to a promissory note payable.  The credit facility has a maximum draw amount of $800,000 and bears interest at 12% with a fee for advances.  Repayments are made as funds are available, with a due date of June 15, 2007.  See note 7.

The Company had a note payable to Riverview Financial Corporation (Riverview), in the principal amount of $3,296,406 at June 30, 2005 with accrued interest of $841,995.  In March 2006 the note payable and accrued interest of $294,334 were converted to 1,324,693 shares of common stock.   See Note 12.

Riverview had loaned the Company $345,000 under a note payable bearing interest at 18% and an extended due date of December 2006.  The loan was retired with cash proceeds from a note payable funding from a bank in March 2006.

17.        Subsequent Events

In July 2006, the Company filed an amendment to its articles of incorporation in the state of Nevada in order to effect a 1-for-50 reverse split and reduce the number of common shares authorized from 500,000,000 to 50,000,000.  The split had an effective date of August 11th 2006. See exhibit 3.4 incorporated herein by reference.  All references to common stock have been retroactively restated.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In September 2006, the Company entered into a lease at 3160 Pinebrook Drive, Park City, UT, 84098 and anticipates relocating to the new facility on or about November 1, 2006, possession to be determined by timing of build-out of leasehold improvements.  The Company will lease approximately 10,000 square feet for a period of 3 years, with an option to renew for an additional 3 year increments.

18.        Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R (revised 2004) “Share-Based Payment.” SFAS No. 123R requires employee stock-based compensation to be measured based on the grant-date fair value of the awards and the cost to be recognized over the period during which an employee is required to provide service in exchange for the award. The Statement eliminates the alternative use of Accounting Principles Board (APB) No. 25’s intrinsic value method of accounting for awards, which is the company’s accounting policy for stock options. See Note 1 to the Consolidated Financial Statements for the pro forma impact of compensation expense from stock options on net earnings and earnings per share. SFAS No. 123R is effective for the Company’s fiscal year beginning July 1, 2006. The Company will adopt the provisions of SFAS No. 123R on a prospective basis. The financial statement impact will be dependent on future stock-based awards and any unvested stock options outstanding at the date of adoption.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction – a replacement of APB No. 20 and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.”  SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle.  It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143.” This Interpretation clarifies that a conditional retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The liability should be recognized when incurred, generally upon acquisition, construction or development of the asset. FIN 47 is effective no later than the end of the fiscal years ending after December 15, 2005. The Company is in the process of evaluating the impact of FIN 47 but does not expect the adoption to have a material impact on the financial statements.

On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (" FIN 48")", which sets forth a specific recognition threshold and measurement method for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. The Company has not completed an assessment of the impact of FIN 48 on its financial statements.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

19.        Stock-Based Compensation at March 31, 2007 (unaudited)

Prior to July 1, 2006, as permitted under Statement of Financial Accounting Standards (“SFAS”) No. 123, the Company accounted for its stock options, warrants and plans following the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock issued to Employees,” and related interpretations. Accordingly, no stock−based compensation expense had been reflected in the Company’s statements of operations as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant and the related number of shares granted was fixed at that point in time.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share Based Payment.”  This statement revised SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant−date fair value of those awards.

Effective July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective application method. Under this transition method, the Company recorded compensation expense on a straight−line basis for the three months ended September, 2006, for: (a) the vesting of options granted prior to July 1, 2006 (based on the grant−date fair value estimated in accordance with the original provisions of SFAS No. 123, and previously presented in the pro−forma footnote disclosures), and (b) stock−based awards granted subsequent to July 1, 2006 (based on the grant−date fair value estimated in accordance with the provisions of SFAS No. 123(R)).  In accordance with the modified prospective application method, results for the three and nine months ended March 31, 2006 have not been restated.

The following pro−forma information, as required by SFAS No. 148, “Accounting for Stock−Based Compensation−Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the effect on net income (loss) and net income (loss) per common share for the three and nine months ended March 31, 2006 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock−based employee compensation prior to July 1, 2006:

	Three Months ended March 31,	Nine Months ended March 31,
	2006	2006
Net (Loss) income available to common shareholders, as reported	$(385,791)	$1,424,261

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	-	-

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects.	-	(14,325)

Net (loss) income – pro forma	$(385,791)	$1,409,936
(Loss) income per share:
Basic – as reported	$(0.07)	$0.25
Diluted – as reported	$(0.07)	$0.24
Basic – pro forma	$(0.07)	$0.25
Diluted – pro forma	$(0.07)	$0.24

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Park City Group has employment agreements with executives.  One provision of these agreements is for a stock bonus.  25% of these bonuses are to be paid on each of their first four anniversary dates.

•	Agreement with Vice President, dated effective December 28, 2005 is payable in 3,571 share increments for a total of 14,284 shares.
•	Agreement with Director of Marketing, dated effective January 1, 2006 is payable in 3,571 share increments for a total of 14,284 shares.

20.	Change in Accounting Principle for Registration Payment Arrangements (unaudited)

In December 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position on Emerging Issues Task Force (“EITF”) No. 00−19−2, Accounting for Registration Payment Arrangements (“FSP EITF 00−19−2”). FSP EITF 00−19−2 provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, which provides that loss contingencies should be recognized as liabilities if they are probable and reasonably estimable.  Subsequent to the adoption of FSP EITF 00−19−2, any changes in the carrying amount of the contingent liability will result in a gain or loss that will be recognized in the consolidated statement of operations in the period the changes occur.  The guidance in FSP EITF 00−19−2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of FSP EITF 00−19−2.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of FSP EITF 00−19−2, this guidance is effective for our consolidated financial statements issued for the interim period beginning January 1, 2007.

On January 1, 2007, the Company adopted the provisions of FSP EITF 00−19−2 to account for the registration payment arrangement associated with the Company’s Offering and the Placement Agent warrants to purchase up to 181,818 shares of the Company’s common stock. As of January 1, 2007 and March 31, 2007, management determined that it was not probable that the Company would have any payment obligation under the Registration Payment Arrangement; therefore, no accrual for contingent obligation is required under the provisions of FSP EITF 00−19−2.  Accordingly, the derivative liability account was eliminated.  The amount originally allocated to the derivative liability of $455,111 as well as the amount representing the cumulative revaluation of such derivative liability through the adoption of FSP EITF 00−19−2, $88,785, was recorded as a cumulative-effect change in accounting principle against opening retained earnings.  The cumulative-effect adjustment was not recorded in the consolidated statement of operations and prior periods were not adjusted.

PARK CITY GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

21.	Registration Payment Obligation (unaudited)

In connection with registration rights agreements entered into with the sale of Common Stock in June 2006 and Series A Convertible Preferred Stock and warrants in June 2007, the Company may be obligated to pay liquidated damages if it fails to maintain the availability of the respective registration statements declared effective in January 2007 and the inability of the Company to effectively complete and maintain this registration statement. The liquidated damages are computed as two percent (2%) of the aggregate Original Issue Price for each thirty (30) day period after a grace period of 45 days.

•
The maximum contingent obligation under the June 2006 agreement, based on an 24% annual rate, is approximately $100,000 per month. This contingent obligation reduces pro rata as registrable shares are sold by investors or become eligible for sale under SEC Rule 144(k) without registration and all contingent obligations terminate in June 2008.

•
The maximum contingent obligation under the June 2007 agreement, based on a 24% annual rate, is approximately $116,800 per month, subject to maximum liquidated damages of 12% or $700,800. The contingent obligation is reduced pro rata as registrable shares are sold by investors and is expected to terminate in June 2009 when the registrable shares may be sold without registration under Rule 144(k)

Liquidated damages are payable in cash.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by  the General Corporation Law of the State of  Nevada, that our directors or officers shall not be personally liable to us or  our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders lights (through shareholders’ derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Our By Laws also provide that the Board of Directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations, and upon the same conditions as are required for the indemnification of, and advancement of, expenses to our directors and officers. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution

We estimate that our expenses in connection with this registration statement will be as follows:

Securities and Exchange Commission registration fee	$1,500
Legal fees and expenses	45,000
Referral Fees	20,000
Accounting fees and expenses	15,000
Miscellaneous	3,500

Total	$85,000

Item 26. Recent Sales of Unregistered Securities

The Company issued shares of common stock in the following described transactions during the last three full fiscal years.

•	In March 2004 we issued 2,320 shares of common stock to Coast to Coast Group for Investor Relations consulting services valued at $15,240.

•	In March 2004 we issued 3,368 shares of common stock to board members in lieu of cash compensation of $16,000.

•	In March 2004 we issued 1,738 shares of common stock to Kies Consulting for sales channel consulting services valued at $10,600.

•	In March 2004 we issued 159,333 shares of common stock at $2.00 to certain directors and an officer as exercise of options. These shares included 40,000 to Riverview.

•	In March 2004 we issued 21,856 and 8,742 for conversion of a note payable with Goodman Family Ventures of $76,496 and a note payable with an accredited investor of $30,598, respectively.

•	In March 2004 we issued 52,176 shares of common stock to officers and members of management in lieu of cash compensation of $120,833. These shares included 1,435 to the CEO and 12,685 to the CFO.

•	In April 2004 we issued 1,320 shares of common stock to Coast to Coast Group for Investor Relations consulting services valued at $7,920.

•
In April 2004 we issued 287,085 shares of common stock ($3.50 per share) to certain directors, an officer and other accredited investors as conversion of the Bridge Loan notes payable into common stock.  As part of the conversion agreement 97,057 shares were surrendered the quarterly extension fees, which had previously been issued October 2003, November 2003 and February 2004.

•	In May 2004 we issued 1,320 shares of common stock to Coast to Coast Group for Investor Relations consulting services valued at $5,940.

•	In June 2004 we issued 1,320 shares of common stock to Coast to Coast Group for Investor Relations consulting services valued at $5,280.

•	In June 2004 we issued 12,177 shares of common stock to officers and members of management in lieu of cash compensation of $62,500. These shares included 2,435 to the CEO and 2,435 to the CFO.

•	In June 2004 we issued 49,600 shares of common stock ($3.50 per share) to Riverview for extension and re-subordination of the Riverview Note Payable.

•
In July 2004 we issued 20,000 shares of common stock ($3.50 per share) to Triplenet Investments, Ltd, a sister company to Whale Investments, Ltd..as consideration for extension of payment on the Note Payable to Whale Investments to December 2005.  At the time of the extension the note payable was assigned to Triplenet Investments, Ltd.

•
In July 2004 we granted options to purchase 25,000 shares of common stock to members of management.  These options carry an exercise price of $1.50 and expire July 18, 2013 or 90 days from termination of employment.

•	In September 2004 we issued 48,780 shares of common stock to board members in lieu of cash compensation of $170,167.

•
In September 2004, we granted options to purchase 7,950 shares of common stock to employees.  The options have a two year vesting period and carry an exercise price of $2.50.  The options expire September 12, 2013 or 90 days from termination of employment.

•	In November 2004 we issued 6,600 shares of common stock to Coast to Coast Group for Investor Relations consulting services valued at $19,800.

•	In December 2004 we issued 4,500 shares of common stock ($3.50 per share) as consideration for extension of payment on the Note Payable to Riverview Financial until December 2005.

•
In December 2004 we issued 42,857 shares of common stock ($3.50 per share) to an James Horton as part of a private purchase agreement.  As part of the private purchase agreement we also issued Mr. Horton a warrant to purchase 128,571 shares of common stock at an exercise price of $3.50, this warrant expires August 28, 2009.

•	In December 2004 we issued 2,619 shares of common stock to board members in lieu of cash compensation of $9,167.

•
In January 2005, we granted options to board members to purchase 5,000 shares of common stock each.  These warrants carry an exercise price of $4.00 and expire January 1, 2007 or 90 days from termination of director status.

•	In January 2005 we issued 41,300 shares of common stock ($4.00 per share) to settle lawsuit with Calvo family interests arising from the Reorganization with Amerinet in June 2001.

•	In February 2005 we issued 28,934 shares of common stock to members of management in lieu of cash compensation of $93,750. This included 8,462 shares to the CEO and 3,025 shares to the CFO.

•	In February 2005 we issued 6,400 shares of common stock to Jonathan Eichner for Public Relations consulting services valued at $16,000.

•	In June 2005 we issued 35,276 shares to management in lieu of cash compensation $76,092. This included 9,861 shares to the CEO and 2,257 shares to the CFO.

•
In July 2005 we granted options to purchase 16,420 shares of common stock to members of management per employment agreements.  The options carry an exercise price of $3.50 and expire July 7, 2015 or 90 days from termination of employment.

•	In July 2005 we issued 1,320 shares to Coast to Coast Group for Investor Relations consulting services valued at $3,960.

•	In July 2005 we issued 3,115 shares per an anti-dilution agreement with the CEO. This dilution reduces the effective price per share of the CEO’s cash investments to $3.05.

•	In August 2005 we issued 2,688 shares to Fields Management in lieu of cash compensation of $5,376.

•	In November 2005 we issued 14,667 shares of common stock to members of management in lieu of cash compensation of $30,017. This included 5,000 shares to the CEO and 1,000 shares to the CFO.

•	In November 2005, we issued 10,500 shares of common stock to board members in lieu of cash compensation of $22,500.

•	In January 2006, we issued 4,500 shares of common stock ($3.50 per share) to Riverview as consideration for extension of a note payable to December 2006.

•
In January 2006, we granted options to board members to purchase 6,667 shares of common stock each.  These warrants carry an exercise price of $3.00 and expire January 1, 2008 or 90 days from termination of director status.

•	In February 2006, we issued 58,571 shares of common stock ($2.00 per share) to Riverview due to exercise of warrants.

•	In March 2006, we issued 2,500 shares of common stock to board members in lieu of cash compensation of $7,500.

•	In March 2006, we issued 18,097 shares of common stock to members of management in lieu of cash compensation of $58,333. This included 6,463 shares to the CEO and 3,877 shares to the CFO.

•	In March 2006, we issued 1,324,693 shares of common stock ($2.71 per share) to Riverview for conversion of a note payable of $3,179,263 and accrued interest of $294,334.

•	In April 2006, we issued 1,667 shares of common stock to board members in lieu of cash compensation of $5,000.

•	In April 2006, we issued 3,889 shares of common stock to members of management in lieu of cash compensation. This included 1,388 shares to the CEO and 833 shares to the CFO.

•	In April 2006, we issued 10,000 shares of common stock ($2.50 per share) to Aaron Prevo for the vested portion of a signing bonus.

•	In June 2006, we issued 1,818,149 shares of common stock ($2.75) to accredited investors (see list of selling shareholders) in connection with a Placement Agreement.

•
In June 2006, we granted warrants to purchase 181,818 shares of common stock to employees (see list of selling shareholders) of Taglich Brothers, Inc. as part of a commission agreement for acting as Placement agent for the June 2006 placement.  The warrants have an exercise price of $3.65 and expire on June 14, 2011.

•	In June 2006, we granted warrants to purchase 80,000 shares of common stock to William Dunlavy as compensation. The warrants have an exercise price of $3.25 and expire on June 30, 2011.

•	In March 2007, we issued 6,344 shares of common stock to board members in lieu of cash compensation of $15,000.

•	In March 2007, we issued 7,142 shares of common stock to members of management per employment agreements. At issuance these shares had a market value of $17,355.

•
In March 2007, we issued 4,224 shares of common stock to three employees as bonuses for extra efforts put forth facilitating the relocation of the Company’s corporate headquarters, these shares had a market value of $8,744 at issuance.

•	In May 2007, we issued 1,905 shares of common stock to three employees as bonuses for extra efforts; these shares had a market value of $6,000 at issuance.

•
In June 2007, we granted warrants to purchase 194,667 shares of common stock to employees of Taglich Brothers, Inc. (see list of selling shareholders) as part of a commission agreement for acting as Placement agent for the June 2007 placement.  The warrants have an exercise price of $3.30 and expire on June 22, 2012.

•
In June 2007, we issued 584,000 shares of Series A Convertible Preferred Stock ($10.00) to accredited investors (see list of selling shareholders) in connection with a Placement Agreement.  These investors also received warrants to purchase 417,137 shares of common stock.  The warrants have an exercise price of $4.00 and expire on May 31, 2011.

•	In June 2007, we issued 10,322 shares of common stock to board members in lieu of cash compensation of $25,000.

•
In June 2007, we issued 37,000 shares of common stock to Robert Hermanns in a non-public offering in exchange for cash of $102,120.  Mr. Hermanns was also granted an option to purchase an additional 74,000 shares of common stock.  The option has an exercise price of $2.76 and expire on June 29, 2010.

All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended.  No advertising or general solicitation was employed in offering the securities.  All certificates evidencing the shares issued in such transactions bear restrictive legends as shares issued in non-registered transactions that may only be resold in compliance with applicable federal and state securities laws. The subscription or other purchase agreements relating to such sales transaction contained acknowledgments by the purchaser of such securities that the securities being acquired had not been registered, were restricted securities, could only be resold in compliance with applicable federal and state securities laws and the certificates evidencing such shares would bear restrictive legends.

Item 27.  Exhibits.

The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-B.

Exhibit Number                                Description

2.1	Reorganization Agreement by and Among Amerinet.com, Inc., Randall K. Fields and Riverview Financial Corp. (1)
2.2	First Amendment to Reorganization Agreement (1)
2.3	Second Amendment to Reorganization Agreement (1)
3.1	Article Of Incorporation (2)
3.2	Certificate Of Amendment (3)
3.3	Bylaws (2)
3.4	Certificate of Amendment (4)
4.1	Certificate of Designation (5)
4.2	Amendment to Confidential Private Placement Memorandum (5)
5.1	Opinion of Counsel
10.1	Warrant To Purchase Common Stock, Dated August 12, 2002 (6)
10.2	Warrant To Purchase Common Stock, Dated November 12, 2002 (7)
10.4	Placement Agent Agreement (8)
10.5	Software License Agreement(9)
10.6	Consulting Services Agreement(9)
10.7	Right Of First Offer Agreement(9)
10.8	Warrant To Purchase Common Stock, Dated June 14, 2006 (10)
10.9	Securities Purchase Agreement (10)
10.10	Amended Employment Agreement Randall K. Fields (11)
10.11	Services Agreement with Fields Management, Inc. (11)
10.12	Commercial Real Estate Lease – Pinebrook (4)
10.13	Warrant to Purchase Common Stock, Dated June 30, 2006 (4)
10.14	Accord and Satisfaction of an Employment Agreement with William Dunlavy (11)
10.15	Employment Agreement with William Dunlavy (11)
10.16	Employment Agreement with Robert Hermanns (12)
10.17	Placement Agent Agreement (5)
10.18	Stock Purchase Agreement (5)
10.19	Warrant to Purchase Common Stock, dated June 1-22, 2007 (5)
10.20	Warrant to Purchase Common Stock, dated June 22, 2007 (5)
14.1	Code of Ethics (13)
23.1	Consent of HJ & Associates, LLC

(1)	Incorporated by reference from our Form 8-K dated June 13, 2001.
(2)	Incorporated by reference from our Form DEF 14C dated June 5, 2002.
(3)	Incorporated by reference from our Form 10-QSB for the year ended Sept 30, 2005.
(4)	Incorporated by reference from our Form 10-KSB dated September 29, 2006.
(5)	Incorporated by reference from our Form 8-K dated June 27, 2007.
(6)	Incorporated by reference from our Form 8-K dated August 16, 2002.
(7)	Incorporated by reference from our Form 8-K dated November 27, 2002.
(8)	Incorporated by reference from our Form 8-K dated June 14, 2006.

(9)	Incorporated by reference from our Form 8-K dated August 05, 2005.
(10)	Incorporated by reference from our Form SB-2/A dated October 20, 2006.
(11)	Incorporated by reference from our Form 10KSA/A dated October 13, 2006.
(12)	Incorporated by reference from our Form 8-K dated March 26, 2007.
(13)	Incorporated by reference from our Form 10-QSB dated November 10, 2005.

Item 28.  Undertakings.

The undersigned small business issuer hereby undertakes with respect to the securities being offered and sold in this offering:

(1) To file, during any period in which it offers or sells securities, a post- effective amendment to this Registration Statement to:

(a)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification by the undersigned small business issuer for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in Park City, State of Utah on July 31, 2007.

PARK CITY GROUP, INC.

By: /s/ Randall K. Fields
Randall K. Fields
Principal Executive Officer, CEO

By: /s/ William Dunlavy
William Dunlavy
Principal Financial Officer and
Principal Accounting Officer, CFO

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Randall K. Fields	Principal Executive Officer, CEO	July 31, 2007
Randall K. Fields

/s/ William Dunlavy	Principal Financial Officer, Principal Accounting Officer, CFO	July 31, 2007
William Dunlavy

/s/ Edward C. Dmytryk	Director and Audit Committee Chair	July 31, 2007
Edward C. Dmytryk

/s/ Thomas W. Wilson	Director and Compensation Committee Chair	July 31, 2007
Thomas W. Wilson